    As filed with the Securities and Exchange Commission on December 22, 2000
                    Registration File Nos. 333-47644/811-9115

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                 OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

                  LEGACY BUILDER VARIABLE LIFE SEPARATE ACCOUNT
                              (Exact Name of Trust)

                           PFL LIFE INSURANCE COMPANY
                               (Name of Depositor)

                             4333 Edgewood Road, NE
                            Cedar Rapids, Iowa 52499
          (Complete Address of Depositor's Principal Executive Offices)

                               Frank A. Camp, Esq.
                   Vice President and Division General Counsel
                           PFL Life Insurance Company
                             4333 Edgewood Road, NE
                            Cedar Rapids, Iowa 52499
                (Name and Complete Address of Agent for Service)

                                   Copies to:

                           Frederick R. Bellamy, Esq.
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2404


Approximate Date of Proposed Public Offering: January 2, 2000 or as soon as practicable after the effective date of the Registration Statement.

Title of securities being registered: Estate Enhancer flexible premium variable life insurance policy.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
January 2, 2001

PFL Life Insurance Company is offering Estate Enhancer (the "Policy"), the flexible premium variable life insurance policy described in this prospectus. This prospectus provides information that a prospective owner should know before investing in the Policy. You should consider the Policy in conjunction with other insurance you own.

You can allocate your Cash Value to:

  . the Legacy Builder Variable Life Separate Account (the "variable account"), which invests in the portfolios listed on this page; or

  .  a fixed account, which credits a specified rate of interest.

A prospectus for each of the portfolios available through the variable account must accompany this prospectus. Please read these documents before investing and save them for future reference.

Please note that the Policies and the portfolios:

  .  are not bank deposits
  .  are not federally insured
  .  are not endorsed by any bank or government agency
  .  are not guaranteed to achieve their goals
  .  are subject to risks, including loss of the amount invested.

The Policy generally will be a "modified endowment contract" for Federal income tax purposes. This means all loans, surrenders and partial surrenders are treated first as distributions of taxable income, and then as a return of basis. Prior to your age 59 1/2, all these distributions generally are subject to a 10% penalty tax.

    The Securities and Exchange Commission has not approved or disapproved this Policy or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                Estate Enhancer
                        Flexible Premium Variable Life
                               Insurance Policy
                                   issued by
                 Legacy Builder Variable Life Separate Account
                                      And
                          PFL Life Insurance Company
                             4333 Edgewood Road NE
                           Cedar Rapids, Iowa 52499
                                (800) 732-7754

The available portfolios are:

[X]  Advantus Series Fund, Inc.
         Advantus Series Capital Appreciation Portfolio
         Advantus Series Mortgage Securities Portfolio
         Advantus Series Real Estate Securities Portfolio

[X]  Dreyfus Stock Index Fund

[X]  Dreyfus Variable Investment Fund
         Dreyfus VIF - Money Market Portfolio

[X]  MFS(R) Variable Insurance TrustSM
         MFS Emerging Growth Series
         MFS Research Series
         MFS Total Return Series
         MFS Utilities Series

|X|  Warburg Pincus Trust
         Warburg Pincus Emerging Growth Portfolio
         Warburg Pincus Emerging Markets Portfolio
         Warburg Pincus Global Post-Venture
            Capital Portfolio
         Warburg Pincus International Equity Portfolio
         Warburg Pincus Small Company Growth Portfolio
         Warburg Pincus Value Portfolio

[X]  WRL Series Fund, Inc.
         WRL Janus Growth
         WRL VKAM Emerging Growth

Table of Contents

================================================================================

Glossary................................................................   1


Policy Summary..........................................................   3


Portfolio Expense Table.................................................   6


Risk Summary............................................................   9


The Company and the Fixed Account.......................................  11
     PFL Life Insurance Company.........................................  11
     The Fixed Account..................................................  11


The Variable Account and the Portfolios.................................  11
     The Variable Account...............................................  11
     The Portfolios.....................................................  12
     Your Right to Vote Portfolio Shares................................  13


The Policy..............................................................  14
     Purchasing a Policy................................................  14
     When Insurance Coverage Takes Effect...............................  14
     Extending the Maturity Date........................................  14
     Ownership Rights...................................................  14
          Changing the Owner............................................  15
          Selecting and Changing the Beneficiary........................  15

          Assigning the Policy..........................................  15
     Canceling a Policy.................................................  15


Premiums................................................................  15
     Premium Payments...................................................  15
     Allocating Premiums................................................  17


Policy Values...........................................................  18
     Cash Value.........................................................  18
     Growth Accelerator.................................................  18
     Cash Surrender Value...............................................  18
     Subaccount Value...................................................  18
     Unit Value.........................................................  19
     Fixed Account Value................................................  19


Charges and Deductions..................................................  19
     Premium Expense Charge.............................................  20
     Monthly Deduction..................................................  20
          Cost of Insurance.............................................  20
          Monthly Policy Charge.........................................  20
     Daily Charge.......................................................  21
     Surrender Charge...................................................  21
     Partial Surrender Charge...........................................  21


     Transfer Charge....................................................  21
     Portfolio Expenses.................................................  22


Death Benefit...........................................................  22
     Death Benefit......................................................  22
     Accelerated Death Benefit Rider....................................  22
     Payment Options....................................................  23


Full and Partial Surrenders.............................................  23
     Full Surrenders....................................................  23
     Partial Surrenders.................................................  23


Transfers...............................................................  24
     Dollar Cost Averaging..............................................  25
     Asset Rebalancing Program..........................................  25


Loans...................................................................  26
     Collateral.........................................................  26
     Interest Rate......................................................  27


Policy Lapse and Reinstatement..........................................  27
     Lapse..............................................................  27
     Reinstatement......................................................  27


Federal Tax Considerations..............................................  28


Other Policy Information................................................  30
     Our Right to Contest the Policy....................................  30
     Suicide Exclusion..................................................  30
     Misstatement of Age or Sex.........................................  30
     Modifying the Policy...............................................  30
     Payments We Make...................................................  31
     Reports to Owners..................................................  31
     Records............................................................  31
     Policy Termination.................................................  31


Performance Data........................................................  32


Additional Information..................................................  39
     Sale of Policies...................................................  39
     Associate Policies.................................................  39
     Legal Matters......................................................  39
     Legal Proceedings..................................................  39
     Experts............................................................  39
     Financial Statements...............................................  40
     Additional Information about PFL Life Insurance Company............  40
     PFL's Executive Officers and Directors ............................  40

Illustrations...........................................................  41

Glossary
==============================================================================

Cash Value
The sum of your Policy's value in the subaccounts and the fixed account (including amounts held in the fixed account to secure any loans).

Cash Surrender Value
The amount we pay when you surrender your Policy. It is equal to: (1) the Cash Value as of the date of surrender; minus (2) any surrender charge; minus (3) any outstanding Policy loan; minus (4) any loan interest you owe.

Death benefit proceeds
The amount we will pay to the beneficiary when we receive proof of the insured's death. We will reduce the proceeds by the amount of any outstanding loans (including any interest you owe), and any due and unpaid monthly deductions.

Initial premium
The amount you must pay before insurance coverage begins under this Policy. Your Policy's schedule page shows the initial premium. It must be at least $10,000.

Insured
The person whose life is insured by this Policy.

Lapse
If the Policy has an outstanding loan and it does not have enough Cash Value to pay the monthly deduction, the surrender charge and any outstanding loan amount (including any interest you owe on the loan(s)), the Policy will enter a 61-day grace period. The Policy will lapse (terminate without value) if you do not make a sufficient payment by the end of a grace period.

Maturity Date
The Policy anniversary when the insured reaches age 100 and life insurance coverage under this Policy ends. You may elect to continue the Policy beyond insured's age 100 under the extended maturity provision. However, the extended maturity provision may not be available in all states.

Monthly Date
This is the same day of each month as the Policy Date. If there is no Valuation Date in a calendar month that coincides with the Policy Date, the Monthly Date is the next Valuation Date. On each Monthly Date, we determine Policy charges and deduct them from the Cash Value.

Monthly Deduction
The amount we deduct from the Cash Value each month. The monthly deduction includes the cost of insurance charge, and any monthly administration charge.

Net Premium
The amount we receive as premium, less the premium expense charge.

Office
Our administrative and service office is Financial Markets Division, P.O. Box 3183, Cedar Rapids, Iowa 52406-3183; or 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499-0001. The telephone number is 1-800-732-7754.

Owner (you, your)
The person entitled to exercise all rights as owner under the Policy.

Policy Date
The date when we complete our underwriting process, full life insurance coverage goes into effect, we issue the Policy, and we begin to deduct the Monthly Deductions. Your Policy's schedule page shows the Policy Date. The free look period begins on the Policy Date. We measure Policy months, years, and anniversaries from the Policy Date.

Premiums
All payments you make under the Policy other than loan repayments.

Reallocation Date
The date shown on the Policy schedule page when we reallocate any premium (plus interest) held in the fixed account to the subaccounts and fixed account as you directed in your application. The Reallocation Date varies by state according to a state's free look requirement. In states that require a full refund of premium upon exercise of the free look right, the Reallocation Date is 5 days after the end of the free look period. In other states, the Reallocation Date is the Policy Date.

Subaccount
A subdivision of the Legacy Builder Variable Life Separate Account. We invest each subaccount's assets exclusively in shares of one investment portfolio.

Surrender
To cancel the Policy by signed request from the owner.

Valuation Date
Each day that both the New York Stock Exchange and PFL Life Insurance Company are open for business, except for any days when a subaccount's corresponding investment portfolio does not value its shares. As of the date of this prospectus, there are no days when both the New York Stock Exchange and PFL are open for business and an investment portfolio does not value its shares.

Valuation Period
The period beginning at the close of business of the New York Stock Exchange on one Valuation Date and continuing to the close of business on the next Valuation Date.

Variable Account
Legacy Builder Variable Life Separate Account. It is a separate investment account that is divided into subaccounts, each of which invests in a corresponding portfolio of a designated mutual fund.

Written notice
The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept,
(2) contain the information and documentation that we determine in our sole discretion is necessary for us to take the action you request or for you to exercise the right specified, and (3) be received at our Office.

Policy Summary
==============================================================================
This summary describes important features of the Policy and corresponds to sections in this prospectus which discuss the topics in more detail. All capitalized words and phrases, and a number of others, are defined or explained in the Glossary.

                                    Premiums

 . You can select a premium payment plan but you are not required to pay premiums according to the plan. You can vary the frequency and amount, and can skip premium payments. We will not accept any premiums after the insured reaches age 100.

 . Paying planned premiums does not guarantee that the Policy will not lapse.

 . In general, the minimum initial premium is $10,000, and the minimum additional premium is $5,000.

 . If the insured qualifies for simplified underwriting:

  . Conditional life insurance coverage begins as soon as you complete an application and pay an initial premium.

  . The maximum initial premium you may pay is $1,500 multiplied by the insured's age at issue. (For example, if the insured is age 50 at issue, the maximum initial premium for simplified underwriting is $75,000.)

  . You may pay the maximum initial premium at issue or at any time during the first 2 Policy years; however, premiums paid in the second Policy year may not exceed premiums paid in the first Policy year.

 . If the insured undergoes full underwriting:

  . You designate the total premium for which we will underwrite the insured
    (the "underwriting premium").

  . In the second and subsequent Policy years, you have different premium payment options depending on what premiums you paid in the previous Policy year. See "Premiums" for further information.

  . At issue, you must pay an amount equal to the greater of: (1) 50% of the underwriting premium; or (2) the underwriting premium minus $100,000.

  . In the second and subsequent Policy years, you have different premium payment options depending on what premiums you paid in the previous Policy year. See "Premiums" for further information.

 . If you have no outstanding loans, then we guarantee that your Policy will never lapse.

 . If you have an outstanding loan, your Policy will enter a 61-day grace period whenever the loan amount exceeds the Cash Value minus any surrender charge. The loan amount is the total amount of all outstanding Policy loans, including both principal and interest due. If that occurs, then your Policy will terminate without value unless you make a sufficient payment during the grace period. See "Risk of Lapse," and "Policy Lapse and Reinstatement."

 . Once we issue your Policy, the free look period begins. The free look period is the period when you may return the Policy and receive a refund. The length of the free look period varies by state. See "Canceling a Policy." The front cover of your Policy shows the applicable free look period.

 . We put all premiums (minus any premium expense charge) in the fixed account until the Reallocation Date.

                               Investment Options

You may allocate your money among the variable account investment options, and the fixed account options.

Variable Account:

 .    You may allocate the money in your Policy to any of the subaccounts of the variable account. We do not guarantee any money you place in the subaccounts. The value of each subaccount will increase or decrease, depending on the investment performance of the corresponding portfolio. You could lose some or all of your money.
 .    Each subaccount invests exclusively in one of the following investment portfolios:

     [_]      Advantus Series Fund, Inc.                          [X]      MFS(R) Variable Insurance Trust(SM)
              Advantus Series Capital Appreciation Portfolio               MFS Emerging Growth Series
              Advantus Series Mortgage Securities Portfolio                MFS Research Series
              Advantus Series Real Estate Securities Portfolio             MFS Total Return Series
                                                                           MFS Utilities Series

     [_]      Dreyfus Stock Index Fund                            [_]      Warburg Pincus Trust
                                                                           Warburg Pincus Emerging Growth Portfolio
                                                                           Warburg Pincus Emerging Markets Portfolio
                                                                           Warburg Pincus Global-Post Venture Capital Portfolio
                                                                           Warburg Pincus International Equity Portfolio
                                                                           Warburg Pincus Small Company Growth Portfolio
                                                                           Warburg Pincus Value Portfolio


     [_]      Dreyfus Variable Investment Fund                    [_]      WRL Series Fund, Inc.
              Dreyfus VIF - Money Market Portfolio                         WRL Janus Growth
                                                                           WRL VKAM Emerging Growth

Fixed Account:

 .    You may also place money in the basic fixed account where it earns interest at an annual rate of at least 3%. We may declare a higher rate of interest, but we are not obligated to do so.

 .    At the time of purchase, you may place some or all of your initial net premium in the Dollar Cost Averaging Fixed Account ("DCA Fixed Account"). Money you place in the DCA Fixed Account will earn interest at an annual rate of at least 3.0%. We will transfer money out of the DCA Fixed Account in equal installments over a period of 6 months (or other periods available at the time of issue) and place it in the variable subaccounts according to your instructions.

                                   Cash Value

 .    Cash Value is the sum of your amounts in the subaccounts and the fixed account.

 .    Cash Value varies from day to day, depending on the investment experience of the subaccounts you choose, the interest we credit to the fixed account, the charges we deduct, and any other transactions (transfers, partial surrenders, and loans.)

 .    Cash Value is the starting point for calculating important values under the
     Policy, such as the Cash Surrender Value and the death benefit.

 .    Your Policy may lapse if you do not have sufficient Cash Surrender Value to pay the monthly deductions when a Policy Loan is outstanding.

 .    Growth Accelerator: At the end of each month in any Policy year, we will credit your Cash Value with additional interest at an annual rate of 0.50% if your Policy satisfies the following requirements at the beginning of the Policy year:

     [X]  Cash Value is greater than 200% of the total premiums paid; and

     [X] Cash Value exceeds $50,000.

 .    We do not guarantee a minimum Cash Value. Cash Value can go down--all the way to zero.

                             Charges and Deductions

$    Premium expense charge: We deduct a premium expense charge equal to the
     ----------------------
     actual premium tax imposed by the state where we issue your Policy. Premium taxes currently range from 0.00% to 3.50% of each premium payment. We credit the remaining net premium to your Cash Value. If you purchase the optional Accelerated Death Benefit Rider, we will deduct a charge which is equal to 3% of the premium paid for your Policy. The rider charge and/or form may vary depending on the state where we issued your Policy.

$    Monthly Deduction. On the Policy Date and on each Monthly Date, we deduct
     -----------------
     the following charges on a pro-rata basis from each subaccount and the fixed account:

     .   a cost of insurance charge for the Policy

     .   a monthly Policy charge including two components:

         (1) a monthly administrative charge of $2.50 if the Cash Value at the beginning of a Policy year is less than $50,000; and

         (2) a monthly asset based charge equal to 0.55% annually of the assets in the variable account. We deduct this charge from the assets in the variable account only during the first 10 Policy years.

$    Surrender charge: During the first 6 years after a premium payment, we
     ----------------
     deduct a 7% surrender charge on any surrender attributable to the premium. A separate surrender charge applies to each premium payment.

     We deduct a 7% surrender charge on the entire amount of any full or partial surrender during the first Policy year. After the first Policy year, you may partially surrender amounts up to your Policy's gain (Cash Value minus premiums) free of charge; however, the 7% surrender charge will apply to the portion of any partial surrender that exceeds the gain and is attributable to a premium paid within the 6 years prior to the partial surrender.

$    Daily Charge: We deduct a daily charge equal (on an annual basis) to 0.75%
     ------------
     of the average daily net assets of the variable account.

$    Transfer charge: We currently assess no charge for transfers. We reserve
     ---------------
     the right to charge $10 for the 13th and each additional transfer in a Policy year.

$    Portfolio Expenses: The portfolios deduct investment advisory (management)
     ------------------
     fees and other expenses from their assets. These charges vary by portfolio and in 1999 the total annual amount of these charges ranged from 0.26% to 1.40% of average portfolio assets.

Portfolio Expense Table
==============================================================================

The following table shows the fees and expenses charged by the portfolios. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the portfolios for the fiscal year ended December 31, 1999. Expenses of the portfolios may be higher or lower in the future. For more information on the management fees described in this table, see the portfolios' prospectuses.

Annual Portfolio Operating Expenses/(1)/ (as a percentage of average net assets and after fee waivers and expense reimbursements)

                                                                Management          Other          Rule       Total Annual
Portfolio                                                          Fees           Expenses      12b-1 Fees      Expenses
---------                                                          ----           --------      ----------      --------
Advantus Capital Appreciation Portfolio                           0.50%             0.04%          0.25%          0.79%
Advantus Mortgage Securities Portfolio                            0.30%             0.06%          0.25%          0.61%
Advantus Real Estate Securities Portfolio/(6)/                    0.60%             0.15%          0.25%          1.00%
Dreyfus Stock Index Fund                                          0.25%             0.01%           --            0.26%
Dreyfus VIF - Money Market Portfolio                              0.50%             0.08%           --            0.58%
MFS Emerging Growth Series /(2)/                                  0.75%             0.09%           --            0.84%
MFS Research Series /(2)/                                         0.75%             0.11%           --            0.86%
MFS Total Return Series /(2)/                                     0.75%             0.15%           --            0.90%
MFS Utilities Series /(2)/                                        0.75%             0.16%           --            0.91%
Warburg Pincus Emerging Growth Portfolio/(5)/                     0.72%             0.53%           --            1.25%
Warburg Pincus Emerging Markets Portfolio/(4)/                    0.00%             1.40%           --            1.40%
Warburg Pincus Global Post-Venture Capital Portfolio/(4)/         1.07%             0.33%           --            1.40%
Warburg Pincus International Equity Portfolio/(4)/                1.00%             0.32%           --            1.32%
Warburg Pincus Small Company Growth Portfolio/(4)/                0.90%             0.24%           --            1.14%
Warburg Pincus Value Portfolio/(4)/                               0.56%             0.44%           --            1.00%
WRL Janus Growth/(3)/                                             0.80%             0.05%           --            0.85%
WRL VKAM Emerging Growth                                          0.80%             0.07%           --            0.87%

(1) The fee table information relating to the underlying funds was provided to PFL by the underlying funds, their investment advisers or managers, and PFL has not and can not independently verify the accuracy or completeness of such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table. Therefore, PFL disclaims any and all liability for such information.

(2) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. Other expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. The ratios for Other Expenses and Total Underlying Fund Annual Expenses (reduced by custodial offset arrangements), respectively, would have been as follows: 0.08%, 0.83% - MFS Emerging Growth Series; 0.10%, 0.85% - MFS Research Series; 0.14%, 0.85% - MFS Total Return Series; and 0.15%, 0.90% - MFS Utilities Series.

(3) For WRL Janus Growth, the investment adviser previously waived 0.025% of its advisory fee for the first $3 billion of the portfolio's average daily net assets (net fee - 0.775%); and 0.05% for the portfolio's average daily net assets above $3 billion (net fee - 0.75%). The fee table reflects estimated 2000 expenses because of the termination of the fee waiver. This waiver was voluntary and was terminated on June 25, 2000.

(4) Actual Management Fees, Other Expenses, and Total Annual Expenses for the fiscal year ending December 31, 1999, were 1.25%, 1.88% and 3.13% for the Emerging Markets Portfolio; 1.25%, 0.33%, and 1.58% for the Global Post-Venture Capital Portfolio; 1.00%, .0.32%, and 1.32% for the International Equity Portfolio; 0.90%, 0.24%, and 1.14% for the Small Company Growth Portfolio; and 0.75%, 0.59%, and 1.34% for the Value Portfolio.

(5) The expense figures are based on estimated expenses for the fiscal year ending December 31, 2000 after fee waivers and expense reimbursements. Before fee waivers and expense reimbursements, estimated Management Fees, Other Expenses, and Total Annual Expenses are 0.90%, 0.63% , and 1.53%, respectively.

(6) Management Fees, Other Expenses, Rule 12b-1 Fees, and Total Annual Expenses are based on actual expenses for the fiscal year ended December 31, 1999. Management Fees, Other Expenses, Rule 12b-1 Fees and Total Annual Expenses before waivers were 0.60%, 1.30%, 0.25%, and 2.15%, respectively. It is Advantus Capital's intention to waive other expenses during the current fiscal year which exceed, as a percentage of average daily net assets, 0.15%. Advantus Capital reserves the option to reduce the level of other expenses which it will voluntarily absorb.

                                   Surrenders

 .   Full surrender: At any time while the Policy is in force, you may make a written request to surrender your Policy and receive the Cash Surrender Value (that is, the Cash Value minus any surrender charge, and minus any outstanding loan amount including any accrued interest). Surrendering the Policy may have tax consequences. (See "Federal Tax Considerations.")

 .   Partial surrenders: You may make a written request to withdraw part of the
    Cash Value, subject to the following rules:

    .   You must request at least $500;

    . At least $5,000 of Cash Surrender Value must remain in the Policy after the partial surrender;

    . During the first Policy year, any amount you surrender is subject to a surrender charge; and After the first Policy year, you may surrender amounts up to your Policy's gain (Cash Value minus premiums paid) free of charge.

 .   A partial surrender automatically causes a pro-rata reduction in the death benefit.

 .   Full and partial surrenders may be taxable and, prior to your age 59 1/2, may be subject to a 10% tax penalty.

 .   When assessing the 7% surrender charge, we deem premiums to be withdrawn on a "first-in-first-out" (FIFO) basis.

 .   Partial surrenders may have tax consequences. (See "Federal Tax
    Considerations.")


                                  Death Benefit

 .   While the Policy is in force, the death benefit is the greater of: (1) the
    Basic Death Benefit; or (2) the Guaranteed Minimum Death Benefit ("GMDB").

 .   Basic Death Benefit: The Basic Death Benefit is equal to the Cash Value divided by the net single premium. The net single premium is calculated using guaranteed cost of insurance charges with a 4% interest rate. The Basic Death Benefit will change monthly due to changes in the Cash Value. The net single premium will change annually.

 .   Guaranteed Minimum Death Benefit: The GMDB is the greater of premiums paid or highest Cash Value on a Policy anniversary prior to the insured's age 75 (both adjusted for partial surrenders). At the insured's age 75, the GMDB remains fixed for the remainder of the Policy. For Policies issued after age 74, the GMDB will be the premiums paid less partial surrenders.

 .   We deduct any unpaid loans from the proceeds payable on the insured's death.

 .   You may apply for the Accelerated Death Benefit Rider for long-term care under the Policy. The Accelerated Death Benefit Rider is a portion of the Death Benefit under the Policy that may be payable monthly to Insured as reimbursement of actual charges incurred for long-term care.

                                    Transfers

Each year, you may make an unlimited number of transfers of Cash Value from the subaccounts and the fixed account.

 .   Transfers from the fixed account each Policy year may not exceed the greater of:

    .   25% of the amount in the fixed account; or

    .   $1,000.

    If the balance after the transfer is less than $1,000, we will transfer the entire amount in the fixed account.

 .   We may charge $10 for the 13th and each additional transfer during a Policy year.

 .   We do not impose transfer charges for Dollar Cost Averaging, Asset
    Rebalancing or transfers to the Fixed Account due to Policy Loan Collateral requirements.

                                      Loans

 .   You may take a loan against the Policy for any amount from $500 up to 90% of the Cash Value net of surrender charge, minus any outstanding loans and interest you owe. This Policy will be the sole security for the Policy
    Loan.

 .   Interest is due and payable at the end of each calendar quarter. Unpaid interest becomes part of the outstanding loan.

 .   The loan interest rate may be adjusted at the end of the calendar quarter.
    The rate will never be more than the maximum permitted by law. Loan interest rates will be guaranteed for one calendar quarter. This means that the loan interest rate will not change more often than once a calendar quarter. If there is a change in the loan interest rate, it will be made at the end of that calendar quarter.

 .   The loan interest rate we charge will not exceed the greater of:

    . The "Published Monthly Average" for the calendar month ending two months before the date on which the rate is determined; or

    . The interest rate used to determine the Cash Surrender Value in the Fixed Account under the Policy during the applicable period plus 1% per year.

 .   The "Published Monthly Average" is Moody's Corporate Bond Yield Average -
    Monthly Average Corporates, as published by Moody's Investors Service, Inc., or any successor to it.

 .   In the event that Moody's Corporate Bond Yield Average - Monthly Average
    Corporates is no longer published, the "Published Monthly Average" will be a substantially similar average established by regulation issued by the Iowa Commissioner of Insurance.

 .   The maximum loan interest rate on the Policy will be determined quarterly.
    If this maximum rate exceeds the existing interest rate charged on loans by 0.5% or more, the rate charged may be increased at the end of the calendar quarter. If the maximum rate is less than the existing interest rate charged on loans by a difference of 0.5% or more, the rate charged will be lowered at the end of the calendar quarter.

 .   We will notify you of the initial interest rate to be charged on the loan at the time the loan is made. We will notify you in advance of any increase in the interest rate applicable to any existing loan(s).

 .   Loan interest generally is not tax deductible (consult your tax advisor for possible exceptions).

 .   You may repay all or part of your outstanding loans at any time. Loan repayments must be at least $500, and must be clearly marked as "loan repayments" or they will be credited as premiums if they equal or exceed minimum premium amounts.

 .   We deduct any unpaid loans and interest from the proceeds payable on the insured's death.

 .   Loans taken from, or secured by, this Policy generally will be taxed as distributions and, prior to age 59 1/2, a tax penalty may apply.

 .   The "no-lapse guarantee" does not apply if there is an outstanding loan.

 .   Policy loans may have tax consequences. (See Federal Tax Considerations.")


This variable interest Policy Loan provision may not be available in all states.

Risk Summary
================================================================================

Investment       If you invest your Cash Value in one or more subaccounts,
  Risk           then you Risk will be subject to the risk that investment
                 performance will be unfavorable and that the Cash Value will decrease. You could lose everything you invest. If you select the fixed account, then we credit your Cash Value with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%

                 Because we deduct charges from Cash Value every month, if investment results are negative or not sufficiently favorable, then your Cash Surrender Value may fall to zero. If your Cash Surrender Value is zero and you have an outstanding loan, then your Policy will enter a 61-day grace period. Unless you make a sufficient payment during the grace period, the Policy will lapse without value and insurance coverage will no longer be in effect. However, if investment experience is sufficiently favorable and you have kept the Policy in force for a substantial time, then you may be able to draw upon Cash Value, through partial surrenders and loans.

-------------------------------------------------------------------------------

  Risk of        If you do not have an outstanding loan, we guarantee that
  Lapse          your Policy will never lapse (terminate without value),
                 regardless of investment performance.

                 If you have an outstanding loan and your Cash Surrender Value becomes zero, then the Policy will enter a 61-day grace period.

                 Whenever your Policy enters the grace period, if you do not make a sufficient payment before the grace period ends, your Policy will lapse, insurance coverage will no longer be in effect, and you will receive no benefits. The payment must be sufficient enough to cause the Cash Surrender Value to exceed zero, after deducting all due and unpaid monthly deductions and outstanding loans. You might not be able to reinstate a policy that has lapsed (depending on applicable state law).

--------------------------------------------------------------------------------

Tax Risks        We anticipate that the Policy should be deemed a life insurance contract under Federal tax law. However, there is some
                 uncertainty in this regard. The Policy generally will be
                 treated as a modified endowment contract ("MEC") under Federal tax laws (except, in some cases for a Policy issued in exchange for another life issuance policy that was not a MEC). If a
                                                           ---
                 Policy is treated as a MEC, then surrenders, partial surrenders, and loans under a Policy will be taxable as ordinary income to the extent there are earnings in the Policy.
                 In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59
                 1/2. You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.

-------------------------------------------------------------------------------

Surrender        The 7% surrender charge under this Policy applies for 6 years
 Charge          after each premium payment. You should purchase this e Policy only if you have the financial ability to keep it in force for a substantial period of time.

                 Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will
                         ---
                 lapse. Cash Surrender Value (that is, Cash Value minus any surrender charges and outstanding loans) is one measure we use to determine whether your Policy will enter a grace period, and possibly lapse.

-------------------------------------------------------------------------------

   Partial       You may request partial surrenders of a portion of the Cash
Surrender        Surrender Value. We impose a 7% surrender charge on all partial
   Limits        surrenders in the first Policy year. After the first Policy year, you may request partial surrenders of amounts up to your Policy's gain free of charge. The amount partially surrendered must be at least $500 and must not cause the Cash Surrender
                 Value after the partial surrender to be less than $5,000. We impose a 7% surrender charge on the portion of any surrender that exceeds the gain in the Policy and is attributable to a premium paid within the 6 years prior to the surrender.

                 A partial surrender reduces the Cash Surrender Value, so it will increase the risk that the Policy will lapse. A partial surrender will reduce the death benefit and also may have tax consequences.

--------------------------------------------------------------------------------

Loan Risks       A Policy loan affects the death benefit because a loan reduces the death benefit proceeds and Cash Surrender Value by the amount of the outstanding loan, plus any interest you owe on Policy loans.

                 While a loan is outstanding, the "no-lapse guarantee" does not
                                                                       --------
                 apply. See Policy Lapse and Reinstatement.
                 -----

                 A Policy loan could make it more likely that a Policy would terminate. There is a risk that if the loan reduces your Cash Surrender Value to too low an amount and investment results are unfavorable, then the Policy will lapse, resulting in loss of insurance and possibly adverse tax consequences. A loan will likely be taxed as a partial surrender and a 10% penalty tax may apply.

--------------------------------------------------------------------------------

Comparison       Like fixed benefit life insurance, the Policy offers a death
 with Other      benefit and provides a Cash Value, loan privileges and a value
 Insurance       on surrender. However, the Policy differs from a fixed benefit
  policies       policy because it allows you to place your premiums in
                 investment subaccounts. The amount and duration of life insurance protection will vary with the investment performance of the amounts you place in the subaccounts. In addition, the Cash Surrender Value will always vary with the investment results of your selected subaccounts.

                 As you consider purchasing this Policy, keep in mind that it may not be to your advantage to replace existing insurance with the Policy.

--------------------------------------------------------------------------------

Illustrations    The hypothetical illustrations in this prospectus or used in connection with the purchase of a Policy are based on hypothetical rates of return. These rates are not guaranteed, and are provided only to illustrate how the Policy charges and hypothetical rates of return affect death benefit levels, Cash
                 Value and Cash Surrender Value of the Policy. We may also illustrate Policy values based on the adjusted historical performance of the portfolios since the portfolios' inception, reduced by Policy and subaccount charges. The hypothetical and adjusted historic portfolio rates illustrated should not be considered to represent past or future performance. Actual rates of return undoubtedly will be higher or lower than those illustrated, so the values under your Policy will be different from those illustrated.

--------------------------------------------------------------------------------

The Company and the Fixed Account
================================================================================

PFL Life Insurance Company

PFL Life Insurance Company ("PFL," "Company," "we," "us" or "our") is the insurance company issuing the Policy. PFL was incorporated under Iowa law on April 19, 1961. PFL established the separate account to support the investment options under this Policy and under other variable life insurance policies we may issue. Our general account supports the fixed account options under the Policy.

IMSA. PFL is a member of the Insurance Marketplace Standards Association (IMSA). IMSA is an independent voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance and annuity products. Companies must undergo a rigorous self- and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards.

The Fixed Account

The basic fixed account is part of PFL's general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, PFL has sole discretion over investment of the fixed account's assets. PFL bears the full investment risk for all amounts contributed to the fixed account. PFL guarantees that the amounts allocated to the fixed account will be credited interest daily at a net effective interest rate of at least 3%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. You bear the risk that we will credit only 3% interest.

The Dollar Cost Averaging Fixed Account. At the time you purchase a Policy, you may place some or all of your initial net premium in the Dollar Cost Averaging Fixed Account ("DCA Fixed Account"). Money you place in the DCA Fixed Account will earn interest at an annual rate of at least 3%. We may declare a higher rate of interest at our sole discretion. We will transfer money out of the DCA Fixed Account in equal installments over a period of 6 months (or other periods available at the time of issue) and place it in the subaccounts and basic fixed account according to your instructions. The first such transfer occurs on the Monthly Date after the Reallocation Date. In the last month of the DCA Fixed Account term, we will transfer interest accrued on the premium.

There is no charge for participating in the DCA Fixed Account, and transfers under this program do not count in determining any transfer charge.

We reserve the right to stop offering the DCA Fixed Account at any time for any reason.

The fixed account is not registered with the Securities and Exchange Commission and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the fixed account.

The Variable Account and the Portfolios
================================================================================

The Variable Account

PFL established the variable account as a separate investment account under Iowa law on November 20, 1998. PFL owns the assets in the variable account and is obligated to pay all benefits under the Policies. PFL may use the variable account to support other variable life insurance policies PFL issues. The variable account is registered with the Securities and Exchange Commission as an unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account" within the meaning of the Federal securities laws.

The variable account is divided into subaccounts, each of which invests in shares of a specific portfolio of one of the following mutual funds:

[X]  Advantus Series Fund, Inc.                               [X]  MFS(R) Variable Insurance Trust(SM)
     (managed by Advantus Capital Management, Inc.)                (managed by Massachusetts Financial
                                                                   Services Company)

[X]  Dreyfus Variable Investment Fund                         [X]  Warburg Pincus Trust
     (managed by The Dreyfus Corporation)                          (managed by Credit Suisse Asset Management, LLC)

[X]  Dreyfus Stock Index Fund                                 [X]  WRL Series Fund, Inc.
     (managed by The Dreyfus Corporation)                          (managed by WRL Investment Management, Inc.)

The subaccounts buy and sell portfolio shares at net asset value. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

Income, gains, and losses credited to, or charged against, a subaccount of the variable account reflect the subaccount's own investment experience and not the investment experience of our other assets. The variable account's assets may not be used to pay any of PFL's liabilities other than those arising from the Policies. If the variable account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

The variable account may include other subaccounts that are not available under the Policies and are not discussed in this prospectus. Where permitted by applicable law, PFL reserves the right to:

     1.   Create new separate accounts;

     2.   Combine separate accounts, including the variable account;

     3. Remove, combine or add subaccounts and make the new subaccounts available to you at our discretion;

     4. Make new portfolios available under the variable account or remove existing portfolios;

     5. Substitute new portfolios for any existing portfolios if shares of the portfolio are no longer available for investment or if we determine that investment in a portfolio is no longer appropriate in light of the variable account's purposes;

     6. Deregister the variable account under the Investment Company Act of 1940 if such registration is no longer required;

     7. Operate the variable account as a management investment company under the Investment Company Act of 1940 or as any other form permitted by law; and

     8. Make any changes required by the Investment Company Act of 1940 or any other law.

We will not make any such changes without receiving any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

The Portfolios

The variable account invests in shares of certain portfolios of the Funds. Each of the Funds is registered with the Securities and Exchange Commission as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Funds by the Securities and Exchange Commission.

Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio. Pending any prior approval by a state insurance regulatory authority, certain subaccounts and corresponding portfolios may not be available to residents of some states.

There is no assurance that any of the portfolios will achieve its stated objective(s). You can find more detailed information about the portfolios, including an explanation of the portfolios' investment objectives and a description of the risks, in the current prospectuses for the underlying fund portfolios, which are attached to this prospectus. You should read the Funds' prospectuses carefully.

In addition to the variable account, the portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously. Although neither PFL nor the portfolios currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each fund's Board of Directors (or Trustees) will monitor events in order to identify any material conflicts between the interests of such variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

If a fund's Board of Directors (Trustees) were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, then variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

These portfolios are not available for purchase directly by the general public, and are not the same as other portfolios with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of certain portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of the portfolios available under the Policy may be lower or higher than the investment results of such other (publicly available) portfolios. There can be no assurance, and we make no representation, that the investment results of any of the portfolios available under the Policy will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager, the same investment objectives and policies, and a very similar name.

Please read the attached portfolio prospectuses to obtain more complete information regarding the portfolios. Keep these prospectuses for future reference.

Your Right to Vote Portfolio Shares

Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as Policy owners instruct, so long as such action is required by law.

Before a vote of a portfolio's shareholders occurs, you will receive voting materials. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of Cash Value you have in that portfolio (as of a date set by the portfolio).

If we do not receive voting instructions on time from some owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should Federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under Federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to Policy owners advising you of the action and the reasons we took such action.

The Policy
================================================================================

Purchasing a Policy

To purchase a Policy, you must submit a completed application and an initial premium to us at our Office. You may also send the application and initial premium to us through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with AFSG Securities Corporation, the principal underwriter for the Policy.

We determine the basic death benefit for a Policy based on the age of the insured when we issue the Policy, the initial premium paid, and other characteristics of the proposed insured(s) such as gender and risk class.

Generally, the Policy is available for insureds between issue ages 30-80 for standard risk classes, and between issue ages 30-70 for non-standard risk classes. We use different underwriting standards (simplified underwriting, or full underwriting) in relation to the Policy. We can provide you with details as to these underwriting standards when you apply for a Policy. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right: (1) to modify our underwriting requirements at any time; or (2) to reject an application for any reason permitted by law. There is no insurance coverage until we complete our underwriting process and accept the application.

When Insurance Coverage Takes Effect

Once we determine that the insured meets our underwriting requirements, insurance coverage begins, we issue the Policy, and we begin to deduct monthly charges from your premium. This date is the Policy Date. On the Policy Date, we will allocate your premium (less charges) to the fixed account. On the Reallocation Date, we will transfer your Cash Value from the fixed account to the subaccounts or maintain your Cash Value in the fixed account as you directed on your application. The Reallocation Date varies by state according to a state's free look requirement. In states that require a full refund of premium upon exercise of the free look right, the Reallocation Date is 5 days after the end of the free look period. In other states, the Reallocation Date is the Policy Date.

Full insurance coverage under the Policy will take effect only if the proposed insured is alive and in the same condition of health as described in the application when we deliver the Policy to you, and if the initial premium is paid.

Extending the Maturity Date

You may request to extend the Maturity Date for your Policy. You must make your request in writing and we must receive it at least 90 days, but no more than 180 days, prior to the scheduled Maturity Date. After you extend the Maturity Date, we will automatically extend your Maturity Date every year unless you direct us in writing to do otherwise. Interest on any outstanding Policy loan will continue to accrue during the period for which the Maturity Date is extended.

The Cash Value at the Maturity Date will be equal to the death benefit, less any indebtedness. If you choose to extend the Maturity Date, the Cash Value will continue to earn interest and no monthly deductions will be deducted from the Cash Value.

The tax consequences of continuing a Policy beyond the Insured's age 100 are unclear; consult a tax advisor.

Ownership Rights

The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner's estate. The owner may exercise certain rights described below.

Changing the Owner

   . You may change the owner by providing a written request to us at any time while the insured is alive.
   . The change takes effect on the date that the written request is signed.
   . We are not liable for any actions we take before we receive the written request.
   . Changing the owner does not automatically change the beneficiary or the insured.
   . Changing the owner may have tax consequences.

Selecting and Changing the Beneficiary

   . You designate the beneficiary (the person to receive the death benefit when the insured dies) in the application.
   . If you designate more than one beneficiary, then each beneficiary shares equally in any death benefit proceeds unless the beneficiary designation states otherwise.
   . If the beneficiary dies before the insured, then any contingent beneficiary becomes the beneficiary.
   . If both the beneficiary and contingent beneficiary die before the insured, then we will pay the death benefit to the owner or the owner's estate once the insured dies.
   . You can change the beneficiary by providing us with a written request while the insured is living.
   . The change in beneficiary is effective as of the date you sign the written request.
   . We are not liable for any actions we take before we receive the written request.

Assigning the Policy

   . You may assign Policy rights while the insured is alive.
   . The owner retains any ownership rights that are not assigned.
   . Assignee may not change the owner or the beneficiary, and may not elect or change an optional method of payment. We will pay any amount payable to the assignee in a lump sum.
   . Claims under any assignment are subject to proof of interest and the extent of the assignment.
   . If you assign your Policy as collateral for a loan, you should consider that loans secured by this Policy are treated as distributions and could be subject to income tax and a 10% penalty if you are under age 59 1/2.
   . We are not:
     . bound by any assignment unless we receive a written notice of the assignment;
     . responsible for the validity of any assignment; or . liable for any actions we take before we receive written notice of the assignment.
   . Assigning the Policy may have tax consequences.

Canceling a Policy

You may cancel a Policy during the free-look period by returning it to PFL at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499, or to the agent who sold it. The free-look period generally expires 10 days after you receive the Policy, but this period will be longer if required by state law. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if we never issued it. Within seven calendar days after we receive the returned Policy, we will refund either (a) an amount equal to the Cash Value plus any charges we deducted, or (b) where required by state law, we will refund all premiums paid for the Policy.

Premiums
================================================================================

Premium Payments

Before we issue a Policy, you must pay an initial premium equal to at least $10,000. Thereafter, you may pay premiums at any time and in any amount of $5,000 or more. However, because most additional premium payments will increase the death benefit, we will require additional underwriting for most additional premium payments.

We have the right to limit or refund any premium, if the premium would disqualify the Policy as a life insurance contract under the Internal Revenue Code. Your Policy's schedule page will show the maximum additional premium you can pay during the first two Policy Years without additional underwriting. As indicated below, it is the Company's policy to use simplified issue underwriting for these Policies. However, the Company reserves the right to impose full underwriting on future premium payments. If we return a portion of your premium based on the maximum premium amount, we will not allow you to make additional premium payments until they are allowed by the maximum premium limitations. We reserve the right to modify our premium limitations at any time. You make all premium payments to our Office or to one of our authorized agents.

You can stop paying premiums at any time and your Policy will continue in force until the earlier of the maturity date (when the insured reaches age 100), or the date when either (1) the insured dies, or (2) the grace period ends without a sufficient payment, or (3) we receive your signed request to surrender the Policy.

The type of underwriting you qualify for depends upon the amount of premium paid at issue. Listed below are the two types of underwriting you may qualify for. See "Policy Summary-Premiums" for more information.

Simplified Issue Guidelines.

If simplified issue underwriting is used, then in the second and subsequent Policy years, you will have different options depending on your actions in the previous Policy year. In the second Policy year, you may have up to three options as follows:

     1. Pay an amount up to the difference between the simplified issue limit and the amount paid in the first Policy year, but not more than the amount paid in the first Policy year, with no additional underwriting. This option is only available if no partial withdrawals have been taken.

     2. Pay an amount that exceeds the limit in option (1) up to your attained Age times 1,500 subject to simplified issue underwriting. "Age" is defined as the insured's age on the Policy Date, plus the number of completed Policy years since the Policy Date.

     3. Pay an amount that exceeds the limit in option (2) on a fully underwritten basis.

In the third and subsequent Policy years you would have one or two options depending on the premium paid in the previous Policy year.

     1. IF you paid a premium in the previous Policy year, you may pay additional premium on a simplified issue basis up to the simplified issue limit (attained Age times 1,500). You may pay more than simplified issue limit on a fully underwritten basis. (Note that the minimum additional premium that we will accept is $5,000.)

     2. IF you did not pay premium in the previous Policy year, additional premium payments can be made subject to underwriting at our discretion, including full underwriting.

Fully Underwritten Guidelines.

If full underwriting is used, then in the second and subsequent Policy years, you will have different options available to you depending on your actions in the previous Policy year. In the second Policy year, you may have up to three options as follows:

     1. Pay an amount up to the difference between the underwriting premium and the amount paid in the first Policy year. The underwriting premium is the total premium that you designate yourself to be underwritten for. This option is only available if no partial withdrawals have been taken and if the underwriting premium actually exceeds total premium paid in the first Policy year.

     2. Pay an amount that exceeds the limit in option (1) up to the attained Age times 1,500 subject to simplified issue underwriting. Note that this option may not exist if the limit in (1) exceeds the attained Age times 1,500.

     3.   Pay an amount that exceeds the greater of the limit in options (1) and
          (2) on a fully underwritten basis.

     With respect to both options 2 and 3, the premium will not be accepted if you do not qualify for the underwriting class under which the Policy was issued.

In the third and subsequent Policy years you would have one or two options depending on the premium paid in the previous Policy year.

     1. IF you paid a premium in the previous Policy year, you may pay additional premium on a simplified issue basis up to the simplified issue limit (attained Age times 1,500). You may pay more than the simplified issue limit on a fully underwritten basis. (Note that the minimum additional premium that we will accept is $5,000.)

     2. IF you did not pay premium in the previous Policy year, additional premium payments can be made subject to underwriting at our discretion, including full underwriting.

Tax-Free Exchanges (1035 Exchanges). We may accept as part of your initial premium money from one contract that qualified for a tax-free exchange under
Section 1035 of the Internal Revenue Code, contingent upon receipt of the cash from that contract. We will accept a Section 1035 exchange of a contract with an outstanding loan; however, we will not preserve the loan (i.e., you will pay off the loan and transfer the net policy value). If you contemplate a tax-free exchange, you should consult a competent tax advisor to discuss the potential tax effects of such a transaction.

Allocating Premiums

When you apply for a Policy, you must instruct us to allocate your net premium to one or more subaccounts of the variable account and to the fixed account according to the following rules:

     . You must put at least 1% of each net premium in any subaccount or the fixed account you select (you can, of course, put nothing in some subaccounts or the fixed account).

     . Allocation percentages must be in whole numbers and the sum of the percentages must equal 100.

     . You can change the allocation instructions for additional premiums without charge at any time by providing us with written notification (or any other notification we deem satisfactory).

     . Any allocation change will be effective on the date we record the change. We record the allocation change on the same day that we receive the request for the change.

     . We reserve the right to limit the number of premium allocation changes; and to limit the number of subaccount allocations in effect at any one time.

We will credit interest on your initial net premium from the date we receive payment and the necessary documents to the Reallocation Date. Interest will be credited at the current fixed account rate. Interest is guaranteed to equal at least 3% annually.

Investment returns from amounts allocated to the subaccounts will vary with the investment experience of these subaccounts and will be reduced by Policy charges. You bear the entire investment risk for amounts you allocate to the subaccounts.

On the Policy Date, we will allocate your Cash Value to the fixed account. We also allocate any net premiums we receive from the Policy Date to the Reallocation Date to the fixed account. On the Reallocation Date, we will reallocate the Cash Value in the fixed account to the subaccounts or retain it in the fixed account in accordance with the allocation percentages provided in the application. We invest all net premiums paid after the Reallocation Date on the Valuation Date we receive them. We credit these net premiums to the subaccounts (as appropriate) at the unit value next determined after we receive your payment. (Please refer to the Glossary for an explanation of the Reallocation Date.)

Policy ValUES
================================================================================


Cash Value          .    serves as the starting point for calculating values
                         under a Policy;
                    .    equals the sum of all values in the fixed account and
                         in each subaccount of the variable account;
                    .    is determined on the Policy Date and on each Valuation
                         Date; and
                    .    has no guaranteed minimum amount and may be more or
                         less than premiums paid (except for amounts allocated to the fixed account).

Growth Accelerator

At the end of each month, we will credit your Cash Value with additional interest at an annual rate of 0.50% if your Policy satisfies the following requirements at the beginning of the Policy year:

     Cash Value is greater than 200% of the total premiums paid; and Cash Value exceeds $50,000.

We will allocate the additional interest to the variable account and the fixed account on a pro-rata basis. We guarantee to credit the monthly interest (0.04167% multiplied by the Cash Value at the end of each month); however, the Policy needs to be requalified to meet the specified requirements on a year-to-year basis. There is no charge for this benefit.

Cash Surrender Value

The Cash Surrender Value is the amount we pay to you when you surrender your Policy. We determine the Cash Surrender Value at the end of the Valuation Period when we receive your written surrender request.

Cash Surrender      .    the Cash Value as of such date; minus
Value on any        .    any surrender charge as of such date; minus
Valuation Date      .    any outstanding Policy loans; minus
equals:             .    any interest you owe on the Policy loans.

Subaccount Value

Each subaccount's value is the Cash Value in that subaccount. At the end of any Valuation Period, the subaccount's value is equal to the number of units that the Policy has in the subaccount, multiplied by the unit value of that subaccount.

The number of       .    the initial units purchased at the unit value on the
units in any             Policy Date; plus
subaccount on       .    units purchased with additional net premiums; plus
any Valuation       .    units purchased via transfers from another subaccount
Date equals:             or the fixed account; plus
                    .    units purchased via growth accelerator, if any; minus
                    .    units redeemed to pay for monthly deductions; minus
                    .    units redeemed to pay for partial surrenders; minus
                    .    units redeemed as part of a transfer to another
                         subaccount or the fixed account.

Every time you allocate or transfer money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount by the unit value for that subaccount at the end of the Valuation Period.

Unit Value

We determine a unit value for each subaccount to reflect how investment results affect the Policy values. Unit values will vary among subaccounts. The unit value of each subaccount was originally established at $10 per unit. The unit value may increase or decrease from one Valuation Period to the next.

The unit value of        .    the total value of the assets held in the
any subaccount                subaccount, determined by multiplying the
at the end of a               number of shares of the designated portfolio owned
Valuation Period              by the subaccount times the portfolio's net asset
is calculated as:             value per share; minus
                         .    a deduction for the mortality and expense risk
                              charge; minus
                         .    the accrued amount of reserve for any taxes or
                              other economic burden resulting from applying tax
                              laws that we determine to be properly attributable
                              to the subaccount; and the result divided by
                         .    the number of outstanding units in the subaccount.


Fixed Account Value

On the Policy Date, the fixed account value is equal to the net premiums allocated to the fixed account, less the portion of the first monthly deduction taken from the fixed account.

The fixed account        .    the net premium(s) allocated to the fixed account;
value at the end              plus
of any Valuation         .    any amounts transferred to the fixed account; plus
Period is equal to:      .    interest credited to the fixed account; plus
                         .    amount credited via growth accelerator, if any;
                              minus
                         .    amounts charged to pay for monthly deductions;
                              minus
                         .    amounts withdrawn from the fixed account; minus
                         .    amounts transferred from the fixed account to a
                              subaccount.

Charges and Deductions
===============================================================================

This section describes the charges and deductions that we make under the Policy to compensate for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume.

Services and             .    the death benefit, cash and loan benefits under
benefits we                   the Policy
provide:                 .    investment options, including premium allocations
                         .    administration of elective options and the
                              distribution of reports to owners
                         -------------------------------------------------------

Costs and                .    costs associated with processing and underwriting
expenses we                   applications, issuing and administering the
incur:                        Policy
                         .    overhead and other expenses for providing services
                              and benefits
                         .    sales and marketing expenses
                         .    other costs of doing business, such as collecting
                              premiums, maintaining records, processing claims,
                              effecting transactions, and paying Federal, state
                              and local premium and other taxes and fees
                          ------------------------------------------------------

Risks we assume:         .    that the cost of insurance charges we may deduct
                              are insufficient to meet our actual claims because
                              insureds die sooner than we estimate
                         .    that the costs of providing the services and
                              benefits under the Policies exceed the charges we
                              deduct
                          ------------------------------------------------------

Premium Expense Charge

When you make a premium payment, we deduct a premium expense charge equal to the premium tax imposed by the state where we issue your Policy. State premium taxes currently range from 0.00% to 3.50% of each premium payment. After we deduct any premium expense charge, we apply the remaining amount (the net premium) to the subaccounts and the fixed account according to your allocation instructions. The premium expense charge compensates us for state premium taxes.

Monthly Deduction

We deduct a monthly deduction from the Cash Value on the Policy Date and on each Monthly Date. We will make deductions from each subaccount and the fixed account on a pro rata basis (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the total Cash Value on the Monthly
Date). If the value of any subaccount or the fixed account is insufficient to pay that subaccount or fixed account's portion of the monthly deduction, we will take the monthly deduction on a pro-rata basis from all accounts. Because portions of the monthly deduction (such as the cost of insurance) can vary from month-to-month, the monthly deduction will also vary.

The monthly deduction has two components:

     1.   The cost of insurance charge for the Policy; plus
     2.   The monthly Policy charge, if applicable.


Cost of Insurance. We assess a monthly cost of insurance charge to compensate us for underwriting the death benefit (i.e., the anticipated cost of paying the amount of the death benefit that exceeds your Cash Surrender Value upon the insured's death). The charge depends on a number of variables (age, gender, risk class) that would cause it to vary from Policy to Policy and from Monthly Date to Monthly Date.

Cost of Insurance Charge

The cost of insurance charge is equal to:

         .   the cost of insurance rates; multiplied by
         .   the net amount at risk for your Policy on the Monthly Date.

The net amount at risk is equal to:

         .   the death benefit at the beginning of the month; divided by
         .   a "risk rate divisor" (a factor that reduces the net amount at risk, for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 3%);
             minus

         .   the Cash Value at the beginning of the month.

We base the cost of insurance rates on the insured's age, gender, and risk class. The actual monthly cost of insurance rates are based on our expectations as to future mortality experience. The rates will never be greater than the guaranteed amount stated in your Policy. These guaranteed rates are based on the 1980 Commissioner's Standard Ordinary (C.S.O.) Mortality Tables (smoker/non-smoker) and the insured's age and rate class. For standard rate classes, these guaranteed rates will never be greater than the rates in the C.S.O. tables. For substandard rate classes, these rates could be higher than the rates in the C.S.O. tables. When required, we use a unisex table.

Monthly Policy Charge. We assess a monthly Policy charge to compensate us for administrative expenses such as record keeping, processing death benefit claims and Policy changes, and overhead costs. The monthly Policy charge includes two components:

     (1) a monthly administrative charge of $2.50 if the Cash Value at the beginning of a Policy year is less than $50,000; and

     (2) a monthly asset based charge equal to an annual rate of 0.55% of the assets in the variable account. We deduct this charge from the assets in the variable account only during the first 10 Policy years.

Daily Charge

We deduct a daily charge from each subaccount to compensate us for certain mortality and expense risks we assume. The mortality risk is that an insured will live for a shorter time than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy. The daily charge is equal to:

     .    the assets in each subaccount, multiplied by

     .    the daily pro rata portion of the annual charge rate of 0.75%.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits for any lawful purpose including covering distribution costs.

Surrender Charge

If you fully surrender your Policy during the first 6 years following any premium payment, we deduct a surrender charge from your Cash Value and pay the remaining amount (less any outstanding loan amount) to you. The payment you receive is called the Cash Surrender Value. The surrender charge is equal to 7% of the premium(s) that was paid within 6 years of the surrender.

The surrender charge may be significant. You should carefully calculate this charge before you request a surrender. Under some circumstances the level of surrender charges might result in no Cash Surrender Value available if you surrender your Policy in the first few years after paying a premium.

Partial Surrender Charge

You may request partial surrenders of a portion of the Cash Surrender Value; however, the entire amount surrendered in the first Policy year is subject to a surrender charge. After the first Policy year, you may partially surrender amounts up to your Policy's gain (Cash Value minus premium) free of charge. We deduct a 7% surrender charge on the portion of any partial surrender that exceeds the gain and is attributable to a premium paid within 6 years prior to the partial surrender. For this purpose, we deem any gain to be withdrawn first, and then the oldest premiums in the order they were paid (i.e., first-in-first-out, or "FIFO").

Transfer Charge

     . We guarantee that you can make 12 transfers each year free from charge. We currently allow an unlimited number of free transfers.

     . We reserve the right to charge $10 for each transfer in excess of 12 during a Policy Year. We will not increase this charge.

     . For purposes of assessing the transfer charge, each written or telephone request is considered to be one transfer, regardless of the number of subaccounts (or fixed account) affected by the transfer.

     .    We deduct the transfer charge from the amount being transferred.

     . Transfers we effect on the Reallocation Date, and transfers due to dollar cost averaging, asset rebalancing, and loans, do not count as transfers for the purpose of assessing this charge.

Portfolio Expenses

The value of the net assets of each subaccount reflects the investment advisory fees and other expenses incurred by the corresponding portfolio in which the subaccount invests. See the Portfolio Expenses Table in this prospectus, and the portfolios' prospectuses for further information on these fees and expenses.

Death Benefit
================================================================================

Death Benefit

While the Policy is in force and if no loan is outstanding when the Insured dies, then, the death benefit is the greater of:

          (1)  the Basic Death Benefit; or
          (2)  the Guaranteed Minimum Death Benefit ("GMDB").

Basic Death Benefit: The Basic Death Benefit is the minimum amount that must be payable at the insured's death, before reduction for any outstanding loans, for the Policy to be treated as life insurance under the Internal Revenue Code. We determine the Basic Death Benefit by dividing the Cash Value by the net single premium. The net single premium is the amount of premium needed to provide a paid up death benefit of $1.00, assuming the guaranteed cost of insurance charges, a 4% interest rate, and mortality as set forth in the "Commissioners 1980 Standard Ordinary Mortality Table." The Basic Death Benefit will change monthly, or as of the date of death, due to changes in the Cash Value. The net single premium will change annually.

Guaranteed Minimum Death Benefit: Until the insured's age 75, the GMDB is the greater of premiums paid (less partial surrenders) or the highest Cash Value on a Policy anniversary (adjusted for subsequent partial surrenders). At age 75, the GMDB remains fixed for the remainder of the Policy. For Policies issued after age 74, the GMDB will be the premiums paid less partial surrenders. If you take a partial surrender, the GMDB is reduced on a "dollar for dollar" basis. If you have an outstanding Policy Loan, the Guaranteed Minimum Death Benefit will terminate. If you have an outstanding Policy Loan when the Insured dies, we will pay only the Basic Death Benefit. However, we will reinstate the Guaranteed Minimum Death Benefit once you repay the Policy Loan.

As long as the Policy is in force, we will pay the death benefit proceeds on an individual Policy once we receive satisfactory proof of the insured's death. We may require return of the Policy. We will pay the death benefit proceeds to the primary beneficiary or a contingent beneficiary. If the beneficiary dies before the insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the Owner or the Owner's estate. We will pay the death benefit proceeds in a lump sum or under a payment option. See Payment Options.

Death Benefit          .   the death benefit (described above); minus
Proceeds equal:        .   any past due monthly deductions; minus
                       .   any outstanding Policy loan on the date of death;
                           minus
                       .   any interest you owe on the Policy loan(s); minus
                       .   any payments under the Accelerated Death Benefit
                           Rider (see below).

If all or part of the death benefit proceeds are paid in one sum, we will pay interest on this sum only if required by applicable state law, from the date we receive due proof of the insured's death to the date we make payment.

We may further adjust the amount of the death benefit proceeds under certain circumstances. See Our Right to Contest the Policy; and Misstatement of Age or Sex.


The Specified Amount shown in the hypothetical illustrations in this prospectus and on the policy schedule page of your Policy is the Basic Death benefit on the Policy Date.

 .    Accelerated Death Benefit Rider

You may apply for the simplified issue Accelerated Death Benefit Rider for long-term care under the Policy. The Accelerated Death Benefit is a portion of the Death Benefit under the Policy that may be payable monthly as reimbursement of actual charges incurred. The Insured becomes eligible for benefits under the Accelerated Death Benefit Rider by being certified as a chronically ill individual and by being confined to a nursing or assisted living facility, or by receiving home health care from a home health agency or adult day care in an adult day care center. If you purchase the Accelerated Death Benefit Rider, we will deduct a charge which is equal to 3% of the premium paid for your Policy. The rider charge and/or form may vary depending on the state where we issue your Policy.

The Death Benefit under the Policy will be reduced by the amount paid under the Accelerated Death Benefit Rider. If the Insured dies while the Policy is in force and while benefits under the rider are being paid, the remaining Death Benefit proceeds will be paid to the Beneficiary and no further payments under this rider will be made to you. However, if the entire Death Benefit proceeds are paid under the terms of the rider prior to the Insured's death, the Policy will terminate and there will be no Death Benefit payable upon the Insured's death.

Benefits under the Accelerated Death Benefit Rider are not intended to be considered taxable income to you. We urge you to consult your personal tax advisor or attorney on specific points of interest to you.

Payment Options

There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. Information concerning these settlement options is available on request.


Full and Partial Surrenders
================================================================================

Full Surrenders

You may make a written request to surrender your Policy for its Cash Surrender Value as calculated at the end of the Valuation Date when we receive your request.

Full surrender            .   The insured must be alive and the Policy must be
Conditions:                   in force when you make your written request. A
                              surrender is effective as of the date when we receive your written request. We may require that you return the Policy.

                          . You will incur a surrender charge of 7% of any premium payments made within 6 years before the surrender. See Charges and Deductions--Surrender Charge.

                          . Once you surrender your Policy, all coverage and other benefits under it cease.

                          . We will pay you the Cash Surrender Value in a lump sum within seven days unless you request other arrangements.

Surrendering the Policy may have adverse tax consequences. See Federal Tax Considerations--Tax Treatment of Policy Benefits.


Partial Surrenders

You may request a partial surrender of a portion of your Cash Value subject to certain conditions.

     .    You must make your partial surrender request to us in writing.
     .    You must request at least $500.
     . You may withdraw up to the Policy's gain (Cash Value minus premiums) free of charge after the first Policy year.
     . At least $5,000 of Cash Surrender Value must remain in the Policy after the partial surrender.
     . We assess a surrender charge equal to 7% of the whole amount surrendered in the first Policy year.

     . We assess a surrender charge equal to 7% of the portion of any partial surrender after the first Policy year that exceeds the gain and is attributable to a premium payment made within 6 years before the partial surrender. See Charges and Deductions--Partial Surrenders.
     .    We deduct the surrender charge from the remaining Cash Value.

     You can specify the subaccount(s) and fixed account from which to make the partial surrender; otherwise we will deduct the amount (including any partial surrender charge) from the subaccounts and the fixed account on a pro-rata basis (that is, according to the percentage of Cash Value contained in each subaccount and the fixed account).

     . We will process the partial surrender at the unit values next determined after we receive your request.
     . We generally will pay a partial surrender request within seven days after the Valuation Date when we receive the request.

Partial surrenders may have adverse tax consequences. See Federal Tax Considerations--Tax Treatment of Policy Benefits.


Transfers
================================================================================

You may make transfers from (i.e., out of) the subaccounts or from the fixed account. We determine the amount you have available for transfers at the end of the Valuation Period when we receive your transfer request. We may modify or revoke the transfer privilege at any time. The following features apply to transfers under the Policy:

     .    You may make an unlimited number of transfers in a Policy Year.

     . You may request transfers in writing (in a form we accept), or by telephone.

     . For transfers out of the fixed account, you may not transfer more than 25% of the value in the fixed account (not including amounts securing Policy loans), or $1,000 (whichever is greater). If the balance after the transfer is less than $1,000, we will transfer the entire amount in the fixed account. We only allow one transfer out of the fixed account every 12 months.

     . We may deduct a $10 charge from the amount transferred for the 13th and each additional transfer in a Policy Year. Transfers we effect on the Reallocation Date, and transfers resulting from loans, dollar cost averaging and asset rebalancing are not treated as transfers for the purpose of the transfer charge.

     . We consider each written or telephone request to be a single transfer, regardless of the number of subaccounts (or fixed account) involved.

     . We process transfers based on the unit values next determined after we receive your request (which is at the end of the Valuation Date during which we receive your request).

Your Policy, as applied for and issued, will automatically receive telephone transfer privileges unless you provide other instructions. The telephone transfer privileges allow you to give authority to the registered representative or agent of record for your Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on your behalf according to your instructions. To make a telephone transfer, you may call 1-800-732-7754.

Please note the following regarding telephone transfers:

     . We are not liable for any loss, damage, cost or expense from complying with telephone instructions we reasonably believe to be authentic. You bear the risk of any such loss.

     . We will employ reasonable procedures to confirm that telephone instructions are genuine.

     . Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.

The corresponding portfolio of any subaccount determines its net asset value per each share once daily, as of the close of the regular business session of the New York Stock Exchange ("NYSE") (usually 4:00 p.m. Eastern time), which coincides with the end of each Valuation Period. Therefore, we will process any transfer request we receive after the close of the regular business session of the NYSE, using the net asset value for each share of the applicable portfolio determined as of the close of the next regular business session of the NYSE.

The policy you are purchasing was not designed for professional market timing organizations or other persons that use programmed, large, or frequent transfers. The use of such transfers may be disruptive to an underlying fund portfolio. We reserve the right to reject any premium payment or transfer request from any person, if, in our judgment, an underlying fund portfolio would be unable to invest effectively in accordance with its investment objectives and policies or would otherwise be potentially adversely affected or if an underlying portfolio would reject our purchase order.

Dollar Cost Averaging

When purchasing a Policy, you may place some or all of your initial net premium in the Dollar Cost Averaging Fixed Account ("DCA Fixed Account"). Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the subaccounts over a period of time. This allows you to potentially reduce the risk of investing most of your premium into the subaccounts at a time when prices are high. The success of this strategy is not assured and depends on market trends. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.

Money you place in the DCA Fixed Account will earn interest at an annual rate of at least 3%. We will transfer money out of the DCA Fixed Account in equal installments over a specified period of 6 months (or other periods available at issue) and place it in the subaccounts according to your instructions.

We may credit different interest rates for dollar cost averaging programs of varying time periods. If you discontinue the dollar cost averaging program before its completion, then the interest credited on amounts in the DCA Fixed Account may be adjusted downward, but not below the minimum guaranteed effective annual interest rate of 3%.

There is no charge for dollar cost averaging. A transfer under this program is not considered a transfer for purposes of assessing the transfer fee.

Dollar cost          .    we receive your request to cancel your participation;
Averaging will       .    the value in the DCA Fixed Account is depleted;
Terminate if:        .    you elect to participate in the asset rebalancing
                          program; or
                     .    you elect to participate in any asset allocation
                          services provided by a third party.

We may modify, suspend, or discontinue the dollar cost averaging program at any time.

Asset Rebalancing Program

We also offer an asset rebalancing program under which we will automatically transfer amounts periodically to maintain a particular percentage allocation among the subaccounts. Cash Value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the Cash Value in the subaccounts at the end of each period to match your Policy's currently effective premium allocation schedule. The asset rebalancing program will transfer Cash Value from those subaccounts that have increased in value to those subaccounts that have declined in value (or not increased as much). Over time, this method of investing may help you buy low and sell high. The asset rebalancing program does not guarantee gains, nor does it assure that any subaccount will not have losses. Cash Value in the fixed account and the DCA Fixed Account are not available for this program.

To participate in      .   you must complete an asset rebalancing request form
the asset                  and submit it to us before the maturity date
Rebalancing program:
                       .   you must have a minimum Cash Value of $10,000.

You may elect for asset rebalancing to occur on each quarterly, semi-annual or annual anniversary of the Policy Date. You may modify your allocations quarterly. Once we receive the asset rebalancing request form, we will effect the initial rebalancing of Cash Value on the next such anniversary, in accordance with the Policy's current premium allocation schedule. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the New York Stock Exchange ("NYSE") is closed, rebalancing will occur on the next day the NYSE is open. There is no charge for the asset rebalancing program. Any reallocation which occurs under the asset rebalancing program will not be counted towards the 12 free transfers allowed during each Policy Year. You can begin or end this program only once each Policy year. We may modify, suspend, or discontinue the asset rebalancing program at any time.

Asset rebalancing      .   you elect to participate in the DCA Fixed Account;
Will cease if:         .   we receive your request to discontinue participation;
                       .   you make a transfer to or from any subaccount other
                           than under a scheduled rebalancing; or
                       .   you elect to participate in any asset allocation
                           services provided by a third party

Loans
================================================================================
You may take a Policy Loan against the Policy while it is in force. The amount of your Policy Loan may not be greater than 90% of the Cash Value of the Policy less the applicable Surrender Charge as of the date of the Policy Loan request, less any Outstanding Loan amount. The Outstanding Loan amount is the total Policy Loan payoff amount, including accrued loan interest and any new loan(s). The minimum amount of any Policy Loan request is $500. Our Policy Loan review procedure generally results in making a Policy Loan within 7 days after review of the request. However, in certain circumstances, we may be required to defer making a policy Loan for not more than six (6) months after the Policy Loan request is made.

The Loan Date is the date that we process your Policy Loan request. The Policy Loan may be repaid at any time while the Policy is in force.

Collateral


The Policy is the only Collateral that we require for your Policy Loan. The Cash Value of the Policy becomes the Collateral for the repayment of the Policy Loan. For a Policy Loan of up to 50% of the Cash Value of the Policy, you may choose to have the Collateral in the Fixed Account, the Separate Account or both the Fixed and Separate Accounts. For a Policy Loan greater than 50% of the Cash Surrender Value of the Policy, an amount of Collateral must remain in the Fixed Account equal to two times the portion of the Policy Loan that exceeds 50% of the Cash Surrender Value of the Policy. If the amount in the Fixed Account is not sufficient to meet this requirement, the additional amount necessary will be transferred automatically from the Separate Account to the Fixed Account on a pro-rata basis, according to your existing fund allocation instructions.

We will reevaluate Policy values whenever any of the following occurs:
 .    A new Policy Loan or an addition to an existing Policy Loan is taken;
 .    A partial withdrawal is processed;
 .    A benefit is paid under the Acceleration of Death Benefit Rider; or
 .    A transfer is made from the Fixed Account to the Separate Account.

We will not automatically transfer amounts from the Fixed Account to the Separate Account. You may request a transfer from the Fixed Account to the Separate Account within 30 days after a Policy Loan repayment. A transfer to the Separate Account following a Policy Loan repayment may be for any amount up to the amount of the repayment. No transfer to the Separate Account will be permitted to the extent that such transfer would result in the Fixed Account being less than the required amount.

Interest Rate


We will charge interest on the Policy Loan while it is outstanding. We may adjust the rate of interest at the end of a calendar quarter. The rate will not exceed the greater of (i) the "Published Monthly Average" for the calendar month ending two months before the date on which the rate is determined; or (ii) the interest rated used to determine cash surrender value in the Fixed Account under the Policy during the applicable period plus 1% per year. The "Published Monthly Average" is Moody's Corporate Bond Yield Average -Monthly Average Corporates as published by Moody's Investors Service, Inc., for the calendar month ending two months before the date on which the maximum rate is to be determined. (In the event that the Moody's Corporate Bond Yield Average -Monthly Average Corporates is no longer published, a substantially similar average, established by regulation by the Iowa Commissioner of Insurance will be instituted.)

We will notify you of the initial interest rate to be charged on the loan at the time a Policy Loan is made. We will notify you in advance of any increase in the interest rate applicable to any existing Policy Loan(s). Interest on your Policy Loan is payable in arrears. Interest is due at the end of each calendar quarter. Any interest not paid when due will be added to the Policy Loan at the end of each calendar quarter.

The Guaranteed Minimum Death Benefit will not be paid if the Insured dies while a Loan is Outstanding. Instead the death benefit under the Policy will be the Basic Death Benefit. The Guaranteed Minimum Death Benefit will be reinstated if all outstanding Policy Loans are repaid before Insured's death.

This variable interest Policy Loan provision may not be available in all states.

Policy Lapse and Reinstatement
================================================================================

Lapse

If you have no outstanding Policy loans, then we guarantee that your Policy will not lapse, regardless of investment performance. If you do have an outstanding loan, then certain circumstances will cause your Policy to enter a grace period during which you must make a sufficient payment to keep your Policy in force:

     . If you have an outstanding Policy loan and your Policy's Cash Surrender Value becomes zero (or negative), then the Policy will enter a 61-day grace period.

If your Policy enters into a grace period, we will mail a notice to your last known address and to any assignee of record. The 61-day grace period begins on the date of the notice. The notice will specify the minimum payment required and the final date by which we must receive the payment to keep the Policy from lapsing. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate and you will receive no benefits. The payment must be sufficient enough to cause the Cash Surrender Value to exceed zero, after deducting all due and unpaid monthly deductions and outstanding loans.

Reinstatement

You may not reinstate your Policy if it lapses unless we issued your Policy in a state which requires that the Policy include a reinstatement provision. If your Policy was issued in a state which requires that the Policy include a reinstatement provision, then you may request a reinstatement of a lapsed Policy within five years of the date of lapse (and prior to the Maturity Date). To reinstate a Policy, you must:

     .    submit a written application for reinstatement;
     .    provide evidence of insurability satisfactory to us; and
     .    make a premium payment that is large enough to cover the sum of:
          .   the monthly deductions not previously paid during the grace period, plus
          .   $10,000.

We will not reinstate any outstanding loans (including interest you owe). The amount in the loan account on the reinstatement date will be zero. Your Cash Surrender Value on the reinstatement date will equal the premium you pay at reinstatement minus the sum of:

     (1)  monthly deductions to cover the grace period;
     (2)  one additional monthly deduction; and
     (3)  any surrender charge.

The reinstatement date for your Policy will be the monthly date on or following the day we approve your application for reinstatement. We may decline a request for reinstatement.

Federal Tax Considerations
================================================================================

The following summarizes some of the basic Federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

Tax Status of the Policy. A Policy must satisfy certain requirements set forth in the Internal Revenue Code ("Code") in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts. The guidance as to how these requirements are to be generally applied is limited and the manner in which such requirements should be applied to certain features of the Policy is not directly addressed by the available legal authorities. Nevertheless, we believe that a Policy should satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of such requirements to the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility to allocate premiums and Cash Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over variable account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the variable account assets supporting the Policy.

In addition, the Code requires that the investments of the variable account be "adequately diversified" in order to treat the Policy as a life insurance contract for Federal income tax purposes. We intend that the variable account, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Policy Benefits

In General. We believe that the death benefit under a Policy generally should be excludible from the beneficiary's gross income. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. You should consult a tax advisor on these consequences.

Generally, you will not be deemed to be in constructive receipt of the Cash Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), then the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

Modified Endowment Contracts. Under the Code, certain life insurance contracts are classified as "Modified Endowment Contracts" ("MECs") and receive less favorable tax treatment than other life insurance contracts. The Policy will generally be classified as a MEC, although some policies issued in exchange for life insurance contracts that are not classified as MECs may not be classified as a MEC. You should consult a tax advisor to determine the circumstances, if any, under which your Policy would not be classified as a MEC.

Distributions other than Death Benefits from Modified Endowment Contracts. Policies classified as MECs are subject to the following tax rules:

     . All distributions other than death benefits from a MEC, including distributions upon surrender and partial surrenders, will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the owner's investment in the Policy only after all gain has been distributed.

     . Loans taken from such a Policy (or secured by such a Policy, e.g., by assignment) are treated as distributions and taxed accordingly.

     . A 10% additional income tax penalty is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your beneficiary.

     . If a Policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Distributions other than Death Benefits from Policies that are not Modified Endowment Contracts. Distributions (other than death benefits) from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, if the difference between the interest rate credited on an amount in the loan account and the interest rate charged on the Policy loan is negligible, the tax consequences are uncertain. In these circumstances, you should consult a tax adviser as to such consequences. In addition, if a Policy that is not a MEC lapses when a Policy loan is outstanding, the loan balance will be treated as a distribution and taxed accordingly.

Finally, neither distributions from nor loans from (or secured by) a Policy that is not a MEC are subject to the 10% additional tax.

Investment in the Policy. Your investment in the Policy is generally your aggregate premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

Multiple Policies. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

Continuing the Policy Beyond Age 100. The tax consequences of continuing the Policy beyond the 100th birthday of the insured are uncertain. You should consult a tax advisor as to these consequences.

Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement. In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

Possible Tax Law Changes. While the likelihood of legislative or other changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). Consult a tax advisor with respect to legislative developments and their effect on the Policy.

Other Policy Information
================================================================================

Our Right to Contest the Policy

In issuing this Policy, we rely on all statements made by or for you and/or the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy.

In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the insured's lifetime for two years from the Policy Date, or if reinstated, for two years from the date of reinstatement.

Suicide Exclusion

If the insured commits suicide, while sane or insane, within two years of the Policy Date, the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any loans, and less any partial surrenders previously paid.

Misstatement of Age or Sex

If the insured's age or sex was stated incorrectly in the application or any supplemental application, we will adjust the death benefit to the amount that would have been payable at the correct age and sex based on the most recent deduction for cost of insurance. If the insured's age has been overstated or understated, we will calculate future monthly deductions using the cost of insurance based on the insured's correct age and sex.

Modifying the Policy

Only one of our officers may modify the Policy or waive any of our rights or requirements under the Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in the Policy.

Upon notice to you, we may modify the Policy:

     . to conform the Policy, our operations, or the variable account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our company or the variable account is subject; or

     . to assure continued qualification of the Policy as a life insurance contract under the Federal tax laws; or

     .    to reflect a change in the variable account's operation.

If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we reserve the right to amend the provision to conform with such laws.

Payments We Make

We usually pay the amounts of any surrender, partial surrender, death benefit proceeds, or settlement options within seven business days after we receive all applicable written notices and/or due proofs of death. However, we can postpone such payments if:

     . the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the Securities and Exchange Commission (SEC); or
     . the SEC permits, by an order or less formal interpretation (e.g., no-action letter), the postponement of any payment for the protection of Owners; or
     . the SEC determines that an emergency exists that would make the disposal of securities held in the variable account or the determination of their value not reasonably practicable.

If you have submitted a recent check or draft, we have the right to defer payment of surrenders, partial surrenders, death benefit proceeds, or payments under a payment option until such check or draft has been honored.

Reports to Owners

Once each calendar quarter, we plan to mail to Owners at their last known address a report showing the following information as of the end of the report period:

     .  the current Cash Value
     .  the current Cash Surrender Value
     .  the current death benefit
     .  any activity (e.g., premiums paid, partial surrenders, deductions, loans or loan repayments, other transactions) since the last report . any other information required by law

We may amend these reporting procedures at any time, and/or provide less frequent reports.

Records

We will maintain all records relating to the variable account and the fixed account.

Policy Termination

Your Policy will terminate on the earliest of:

     .   the maturity date (insured's age 100)             .   the end of the grace period without a sufficient payment
     .   the date the insured dies                         .   the date you surrender the Policy

Performance Data

==============================================================================

Hypothetical illustrations based on adjusted historic portfolio performance

In order to demonstrate how the actual investment experience of the portfolios could have affected the death benefit, Cash Value and Cash Surrender Value of the Policy, we may provide hypothetical illustrations using the actual investment experience of each portfolio since its inception. These hypothetical illustrations are designed to show the performance that could have resulted if the Policy had been in existence during the period illustrated. Hypothetical illustrations are not indicative of future performance.

The values we illustrate for death benefit, Cash Value and Cash Surrender Value take into account any charges and deductions from the Policy, the variable account and the portfolios. We have not deducted any charges for premium taxes. These charges could be substantial and would lower the performance figures significantly if reflected.

The charges and deductions that are used to determine the Cash Value are as follows:

     .  monthly cost of insurance charges;
     .  monthly administrative charges; and
     .  monthly asset based charges.

If the Cash Value is greater than 200% of the total premiums paid, and the Cash Value exceeds $50,000, then we will credit your Cash Value with additional interest at an annual rate of 0.50%. This is reflected in the illustrations.

Each of the following hypothetical illustrations is based on the historical investment performance of the portfolios. Each illustration assumes that the entire premium of $50,000 is allocated to the particular subaccount, and that there are no transfers, no loans, and no partial surrenders. The values would be different for an insured of a different sex, age, or risk class. The adjusted historical annual total return figures are the total returns of the portfolio for each year, less the 0.75% daily charge deducted from the variable account.

                ADVANTUS SERIES CAPITAL APPRECIATION PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                                                   Adjusted
                                                                                                                  Historical
                         Death Benefit                     Cash Value                 Cash Surrender Value           Annual
                        --------------                     -----------                ---------------------
                   Current        Guaranteed        Current        Guaranteed       Current        Guaranteed     Total Return
                   --------       ----------        --------       ----------       -------        ----------     ------------
    5/31/1987      109,800         109,800           48,943         48,934           45,443         45,434           N/A
   12/31/1987      102,227         102,093           45,567         45,499           42,067         41,999           N/A
   12/31/1988      104,714         104,324           48,058         47,869           44,558         44,369         6.97%
   12/31/1989      137,663         136,776           65,028         64,593           61,528         61,093        37.20%
   12/31/1990      128,304         127,085           62,350         61,741           58,850         58,241        -2.79%
   12/31/1991      173,216         170,981           86,558         85,416           83,058         81,916        40.77%
   12/31/1992      173,257         170,368           88,987         87,474           85,487         83,974         4.25%
   12/31/1993      182,285         178,484           96,182         94,141           96,182         94,141         9.62%
   12/31/1994      177,628         173,105           96,233         93,744           96,233         93,744         1.49%
   12/31/1995      208,645         201,612          116,048        112,032          116,048        112,032        21.88%
   12/31/1996      235,419         225,643          134,279        128,639          134,279        128,639        16.75%
   12/31/1997      291,001         277,152          170,183        161,994          170,183        161,994        27.41%
   12/31/1998      367,698         347,772          220,240        208,180          220,240        208,180        29.87%
   12/31/1999      431,730         405,252          264,567        248,179          264,567        248,179        20.61%

Note:    Assuming the policy was purchased on 5/31/1987





                 ADVANTUS SERIES MORTGAGE SECURITIES PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                                                   Adjusted
                                                                                                                  Historical
                         Death Benefit                     Cash Value                  Cash Surrender Value         Annual
                         -------------                     -----------                 --------------------
                   Current        Guaranteed        Current        Guaranteed        Current       Guaranteed    Total Return
                   -------        ----------        -------        ----------        -------       ----------    ------------
    5/31/1987      109,800         109,800           48,943         48,934           45,443         45,434           N/A
   12/31/1987      111,179         111,034           49,558         49,484           46,058         45,984           N/A
   12/31/1988      114,782         114,356           52,682         52,475           49,182         48,975         7.77%
   12/31/1989      123,955         123,156           58,552         58,161           55,052         54,661        12.67%
   12/31/1990      129,084         127,858           62,729         62,116           59,229         58,616         8.62%
   12/31/1991      142,871         141,028           71,394         70,452           67,894         66,952        15.40%
   12/31/1992      144,710         142,297           74,325         73,062           70,825         69,562         5.57%
   12/31/1993      150,621         147,481           79,474         77,789           79,474         77,789         8.45%
   12/31/1994      138,699         135,168           75,142         73,199           75,142         73,199        -4.10%
   12/31/1995      156,074         151,307           86,767         84,079           86,767         84,079        17.14%
   12/31/1996      156,704         151,043           89,339         86,069           89,339         86,069         4.47%
   12/31/1997      163,857         156,938           95,782         91,688           95,782         91,688         8.39%
   12/31/1998      167,694         159,500          100,397         95,435          100,397         95,435         5.78%
   12/31/1999      164,854         155,117          101,023         94,994          101,023         94,994         1.23%


Note:    Assuming the policy was purchased on 5/31/1987

               ADVANTUS SERIES REAL ESTATE SECURITIES PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                                                  Adjusted
                                                                                                                 Historical
                        Death Benefit                     Cash Value                  Cash Surrender Value         Annual
                        -------------                     ----------                  --------------------
                  Current         Guaranteed       Current        Guaranteed        Current       Guaranteed    Total Return
                  -------         ----------       -------        ----------        -------       ----------    ------------
    5/31/1998       109,800          109,800         48,943         48,934           45,443        45,434            N/A
   12/31/1998        94,671           94,548         42,199         42,136           38,699        38,636            N/A
   12/31/1999        86,464           86,143         39,682         39,526           36,182        36,026          -4.61%

Note:    Assuming the policy was purchased on 5/31/1998


                           DREYFUS STOCK INDEX FUND
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                                                  Adjusted
                                                                                                                 Historical
                        Death Benefit                      Cash Value                Cash Surrender Value          Annual
                        -------------                      ----------                --------------------
                  Current         Guaranteed       Current        Guaranteed       Current       Guaranteed     Total Return
                  -------         ----------       -------        ----------       -------       ----------     ------------
    9/30/1989      109,800         109,800           48,943         48,934          45,443         45,434            N/A
   12/31/1989      111,568         111,505           49,731         49,694          46,231         46,194            N/A
   12/31/1990      102,340         102,046           46,968         46,824          43,468         43,324          -4.21%
   12/31/1991      126,382         125,688           59,699         59,357          56,199         55,857          28.90%
   12/31/1992      128,820         127,734           62,601         62,056          59,101         58,556           6.31%
   12/31/1993      131,436         129,896           65,680         64,891          62,180         61,391           6.38%
   12/31/1994      128,806         126,827           66,157         65,119          62,657         61,619           2.14%
   12/31/1995      167,988         164,789           88,556         86,838          88,556         86,838          35.78%
   12/31/1996      197,903         194,135          106,527        104,460         106,527        104,460          21.63%
   12/31/1997      253,495         248,668          139,243        136,540         139,243        136,540          31.99%
   12/31/1998      314,628         308,637          176,241        172,821         176,241        172,821          27.27%
   12/31/1999      368,054         361,046          210,501        206,415         210,501        206,415          19.72%

Note:    Assuming the policy was purchased on 9/30/1989


                     DREYFUS VIF - MONEY MARKET PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                                               Adjusted
                                                                                                              Historical
                         Death Benefit                     Cash Value               Cash Surrender Value        Annual
                         -------------                     ----------               --------------------
                  Current         Guaranteed       Current        Guaranteed       Current     Guaranteed    Total Return
                  -------         ----------       -------        ----------       -------     ----------    ------------
    8/31/1990      109,800          109,800         48,943          48,934          45,443       45,434            N/A
   12/31/1990      111,685          111,601         49,783          49,737          46,283       46,237            N/A
   12/31/1991      112,530          112,183         51,648          51,478          48,148       47,978           5.19%
   12/31/1992      111,488          110,850         52,663          52,349          49,163       48,849           3.37%
   12/31/1993      109,585          108,632         53,253          52,776          49,753       49,276           2.52%
   12/31/1994      108,883          107,576         54,410          53,741          50,910       50,241           3.60%
   12/31/1995      109,558          107,839         56,271          55,369          52,771       51,869           4.87%
   12/31/1996      109,693          107,525         57,674          56,451          57,674       56,451           4.32%
   12/31/1997      109,973          107,305         58,524          56,749          58,524       56,749           4.41%
   12/31/1998      110,198          106,978         59,301          56,899          59,301       56,899           4.31%
   12/31/1999      110,092          106,275         59,848          56,747          59,848       56,747           3.94%

Note:    Assuming the policy was purchased on 8/31/1990

                          MFS EMERGING GROWTH SERIES
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                                     Adjusted
                                                                                                    Historical
                       Death Benefit              Cash Value             Cash Surrender Value         Annual
                       -------------              ----------             --------------------
                   Current    Guaranteed    Current     Guaranteed      Current     Guaranteed     Total Return
                   -------    ----------    -------     ----------      -------     ----------     ------------
    7/31/1995      109,800      109,800      48,943        48,934        45,443        45,434            N/A
   12/31/1995      126,885      126,766      56,559        56,495        53,059        52,995            N/A
   12/31/1996      141,184      140,719      64,799        64,572        61,299        61,072          16.16%
   12/31/1997      163,746      162,769      77,348        76,869        73,848        73,369          21.01%
   12/31/1998      209,081      207,208     101,604       100,667        98,104        97,167          33.18%
   12/31/1999      352,469      348,133     176,213       173,993       172,713       170,493          75.45%

Note:  Assuming the policy was purchased on 7/31/1995


                              MFS RESEARCH SERIES
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                                     Adjusted
                                                                                                    Historical
                       Death Benefit              Cash Value             Cash Surrender Value         Annual
                       -------------              ----------             --------------------
                   Current    Guaranteed    Current     Guaranteed      Current     Guaranteed     Total Return
                   -------    ----------    -------     ----------      -------     ----------     ------------
    7/31/1995      109,800      109,800      48,943        48,934        45,443        45,434            N/A
   12/31/1995      120,385      120,272      53,661        53,601        50,161        50,101            N/A
   12/31/1996      140,028      139,567      64,269        64,044        60,769        60,544          21.43%
   12/31/1997      160,214      159,258      75,680        75,211        72,180        71,711          19.37%
   12/31/1998      188,133      186,447      91,424        90,581        87,924        87,081          22.48%
   12/31/1999      222,185      219,451     111,028       109,629       107,528       106,129          23.14%

Note:   Assuming the policy was purchased on 7/31/1995


                            MFS TOTAL RETURN SERIES
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                                     Adjusted
                                                                                                    Historical
                       Death Benefit              Cash Value             Cash Surrender Value         Annual
                       -------------              ----------             --------------------
                   Current    Guaranteed    Current     Guaranteed      Current     Guaranteed     Total Return
                   -------    ----------    -------     ----------      -------     ----------     ------------
    1/31/1995      109,800      109,800      48,943        48,934        45,443        45,434            N/A
   12/31/1995      136,430      136,150      60,813        60,678        57,313        57,178            N/A
   12/31/1996      148,388      147,711      68,106        67,781        64,606        64,281          13.52%
   12/31/1997      171,239      169,973      80,888        80,271        77,388        76,771          20.41%
   12/31/1998      183,053      181,120      88,955        87,933        85,455        84,493          11.50%
   12/31/1999      179,620      177,091      89,758        88,468        86,258        84,968           2.32%

Note:  Assuming the policy was purchased on 1/31/1995

                             MFS UTILITIES SERIES
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                                     Adjusted
                                                                                                    Historical
                       Death Benefit              Cash Value             Cash Surrender Value         Annual
                       -------------              ----------             --------------------
                   Current    Guaranteed    Current     Guaranteed      Current     Guaranteed     Total Return
                   -------    ----------    -------     ----------      -------     ----------     ------------
    1/31/1995      109,800      109,800      48,943        48,934        45,443        45,434            N/A
   12/31/1995      140,841      140,552      62,780        62,639        59,280        59,139            N/A
   12/31/1996      158,735      158,010      72,855        72,507        69,355        69,007          17.64%
   12/31/1997      198,895      197,424      93,952        93,235        90,452        89,735          30.74%
   12/31/1998      223,462      221,103     108,593       107,417       105,093       103,917          17.19%
   12/31/1999      279,562      275,626     139,764       137,755       136,264       134,255          29.85%

Note:  Assuming the policy was purchased on 1/31/1995


                   WARBURG PINCUS EMERGING GROWTH PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                                     Adjusted
                                                                                                    Historical
                       Death Benefit              Cash Value             Cash Surrender Value         Annual
                       -------------              ----------             --------------------
                   Current    Guaranteed    Current     Guaranteed      Current     Guaranteed     Total Return
                   -------    ----------    -------     ----------      -------     ----------     ------------
    9/30/1999      109,800      109,800      48,943        48,934        45,443        45,434           N/A
   12/31/1999      151,235      151,151      67,413        67,363        63,913        63,863           N/A

Note:  Assuming the policy was purchased on 9/30/1999


                   WARBURG PINCUS EMERGING MARKETS PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                                     Adjusted
                                                                                                    Historical
                       Death Benefit              Cash Value             Cash Surrender Value         Annual
                       -------------              ----------             --------------------
                   Current    Guaranteed    Current     Guaranteed      Current     Guaranteed     Total Return
                   -------    ----------    -------     ----------      -------     ----------     ------------
   12/31/1997      109,800      109,800      48,943        48,934        45,443        45,434            N/A
   12/31/1998       86,289       86,096      39,602        39,505        36,102        36,005         -17.93%
   12/31/1999      148,868      148,157      70,321        69,968        66,821        66,468          80.11%

Note:  Assuming the policy was purchased on 12/31/1997

             WARBURG PINCUS GLOBAL POST-VENTURE CAPITAL PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                                     Adjusted
                                                                                                    Historical
                        Death Benefit               Cash Value            Cash Surrender Value        Annual
                        -------------               ----------            --------------------
                   Current     Guaranteed     Current     Guaranteed     Current     Guaranteed    Total Return
                   -------     ----------     -------     ----------     -------     ----------    ------------
     9/30/1996     109,800       109,800      48,943         48,934       45,443        45,434           N/A
    12/31/1996     106,585       106,525      47,509         47,474       44,009        43,974           N/A
    12/31/1997     114,841       114,511      52,709         52,546       49,209        49,046         12.50%
    12/31/1998     116,739       116,098      55,141         54,825       51,641        51,325          6.07%
    12/31/1999     180,996       179,469      87,956         87,191       84,456        83,691         61.77%

Note:  Assuming the policy was purchased on 9/30/1996

                 WARBURG PINCUS INTERNATIONAL EQUITY PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                                     Adjusted
                                                                                                    Historical
                        Death Benefit               Cash Value            Cash Surrender Value        Annual
                        -------------               ----------            --------------------
                   Current     Guaranteed     Current     Guaranteed     Current     Guaranteed    Total Return
                   -------     ----------     -------     ----------     -------     ----------    ------------
     6/30/1995     109,800       109,800       48,943        48,934       45,443        45,434           N/A
    12/31/1995     116,586       116,455       51,968        51,900       48,568        48,400           N/A
    12/31/1996     121,967       121,540       55,979        55,771       52,479        52,271          9.21%
    12/31/1997     113,279       112,577       53,510        53,165       50,010        59,665         -3.10%
    12/31/1998     113,560       112,512       55,185        54,661       51,685        51,161          4.56%
    12/31/1999     165,899       163,808       82,901        81,832       79,401        78,332         52.32%

Note:  Assuming the policy was purchased on 6/30/1995


                 WARBURG PINCUS SMALL COMPANY GROWTH PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                                     Adjusted
                                                                                                    Historical
                        Death Benefit               Cash Value            Cash Surrender Value        Annual
                        -------------               ----------            --------------------
                   Current     Guaranteed     Current     Guaranteed     Current     Guaranteed    Total Return
                   -------     ----------     -------     ----------     -------     ----------    ------------
     6/30/1995     109,800       109,800       48,943        48,934       45,443        45,434            N/A
    12/31/1995     135,904       135,752       60,579        60,500       57,079        57,000            N/A
    12/31/1996     147,196       146,680       67,559        67,308       64,059        63,808         13.06%
    12/31/1997     161,954       160,949       76,502        76,009       73,002        72,509         14.79%
    12/31/1998     149,711       148,329       72,753        72,062       69,253        68,562         -3.58%
    12/31/1999     241,028       237,992      120,445       118,891      116,945       115,391         67.87%

Note:  Assuming the policy was purchased on 6/30/1995

                        WARBURG PINCUS VALUE PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                                                Adjusted
                                                                                                               Historical
                          Death Benefit                    Cash Value              Cash Surrender Value          Annual
                          -------------                    -----------             --------------------
                    Current        Guaranteed       Current        Guaranteed     Current      Guaranteed     Total Return
                    -------        ----------       -------        ----------     -------      ----------     ------------
   10/31/1997       109,800         109,800         48,943          48,934        45,443        45,434               N/A
   12/31/1998       121,166         120,844         55,612          55,452        52,112        51,952               N/A
   12/31/1999       122,470         121,827         57,851          57,534        54,351        54,034             5.45%


Note:    Assuming the policy was purchased on 10/31/1997


                               WRL JANUS GROWTH
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                                                  Adjusted
                                                                                                                 Historical
                         Death Benefit                     Cash Value               Cash Surrender Value           Annual
                         --------------                   -----------              ---------------------
                    Current       Guaranteed        Current       Guaranteed     Current         Guaranteed     Total Return
                    -------       ----------        -------       ----------     -------         ----------     ------------
   10/31/1986       109,800         109,800          48,943         48,934        45,443          45,434               N/A
   12/31/1987       114,236         113,929          52,431         52,281        48,931          48,781               N/A
   12/31/1988       128,925         128,245          60,900         60,566        57,400          57,066            17.75%
   12/31/1989       180,441         178,962          87,686         86,947        84,186          83,447            45.97%
   12/31/1990       171,389         169,430          85,645         84,642        82,145          81,142            -0.97%
   12/31/1991       260,995         257,069         134,112        132,052       130,612         128,552            58.64%
   12/31/1992       255,863         250,990         135,004        132,385       135,004         132,385             1.58%
   12/31/1993       257,190         252,294         138,568        135,880       138,568         135,880             3.21%
   12/31/1994       228,068         223,723         125,392        122,959       125,392         122,959            -9.00%
   12/31/1995       324,866         318,677         182,146        178,612       182,146         178,612            46.05%
   12/31/1996       371,519         364,442         212,582        208,456       212,582         208,456            17.09%
   12/31/1997       425,599         417,493         249,420        244,579       249,420         244,579            16.68%
   12/31/1998       682,864         669,857         409,622        401,672       409,622         401,672            63.29%
   12/31/1999     1,064,213       1,043,942         653,040        640,366       653,040         640,366            58.52%

Note:    Assuming the policy was purchased on 10/31/1986


                           WRL VKAM EMERGING GROWTH
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                                               Adjusted
                                                                                                              Historical
                        Death Benefit                  Cash Value               Cash Surrender Value            Annual
                        -------------                  ----------               --------------------
                   Current        Guaranteed     Current     Guaranteed       Current        Guaranteed      Total Return
                   -------        ----------     --------    ----------       --------       ----------      ------------
      3/31/1993    109,800         109,800        48,943        48,934         45,443           45,434               N/A
     12/31/1993    127,872         127,658        56,999        56,893         53,499           53,393               N/A
     12/31/1994    112,638         112,172        51,698        51,473         48,198           47,973            -8.05%
     12/31/1995    157,326         156,238        74,316        73,784         70,816           70,284            45.73%
     12/31/1996    177,988         176,204        86,494        85,604         82,994           82,104            18.00%
     12/31/1997    205,796         203,021       102,839       101,421         99,339           97,921            20.56%
     12/31/1998    270,151         265,470       138,817       136,366        135,317          132,866            36.33%
     12/31/1999    531,236         519,775       280,304       274,156        280,304          274,156           103.70%


Note:    Assuming the policy was purchased on 3/31/1993

Additional Information

===============================================================================


Sale of the Policies

The Policy will be sold by individuals who are licensed as our life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with AFSG Securities Corporation (AFSG), the principal underwriter of the Policy. AFSG is located at 4425 North River Blvd. NE, Cedar Rapids, Iowa 52402, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. The maximum sales commission payable to PFL agents or other registered representatives will be approximately 7% of the initial premium. In addition, certain production, persistency and managerial bonuses may be paid.

Associate Policies

The Policy may be acquired by an employee or registered representative of any broker/dealer authorized to sell the policy or their spouse or minor children, or by an officer, director, trustee or bona-fide full-time employee of PFL or its affiliated companies or their spouse or minor children. In such a case, PFL may credit an amount equal to a percentage of each premium payment to the policy due to lower acquisition costs PFL experiences on those purchases. The credit will be reported to the Internal Revenue Service as taxable income to the employee or registered representative. PFL may offer certain employer sponsored savings plans, in its discretion reduced fees and charges including, but not limited to, the annual service charge, the surrender charges, the mortality and expense risk fee and the administrative charge for certain sales under circumstances which may result in savings of certain costs and expenses. In addition, there may be other circumstances of which PFL is not presently aware which could result in reduced sales or distribution expenses. Credits to the policy or reductions in these fees and charges will not be unfairly discriminatory against any owner.

Legal Matters

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to the Policy under the Federal securities laws. Frank A. Camp, Vice President and Division General Counsel, PFL Life Insurance Company, has passed upon all matters of Iowa law pertaining to the Policy.

Legal Proceedings

Like other life insurance companies, we are involved in lawsuits. We are not aware of any class action lawsuits naming us as a defendant or involving the variable account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that there are no pending or threatened lawsuits that will adversely impact us or the variable account.

Experts

The statutory-basis financial statements and schedules of PFL as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, Independent Auditors, 801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309, as set forth in their report thereon appearing elsewhere herein. The statutory-basis financial statements and schedules referred to above are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by Richard R. Greer as stated in the opinion filed as an exhibit to the registration statement.

Financial Statements

This prospectus does not include financial statements of the variable account because, as of the date of this prospectus, the variable account had not yet commenced operations, had no assets, and had incurred no liabilities. PFL's statutory-basis financial statements and unaudited consolidated financial statements for the nine months ended September 30, 2000 appear in Appendix A. PFL's statutory-basis financial statements and schedules should be distinguished from the variable account's financial statements and schedules and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies.

Additional Information about PFL Life Insurance Company

PFL is a stock life insurance company that is a wholly-owned indirect subsidiary of AEGON USA, Inc. AEGON USA, Inc. is a wholly owned indirect subsidiary of AEGON N.V., a Netherlands corporation that is a publicly traded international insurance group. PFL's home office is located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499.

PFL was incorporated in 1961 under Iowa law and is subject to regulation by the Iowa Commissioner of Insurance. PFL is engaged in the business of issuing life insurance policies and annuity contracts, and is licensed to do business in the District of Columbia, Guam and all states except New York. PFL submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. PFL has filed the Policy described in this prospectus with insurance officials in those jurisdictions in which the Policy is sold.

PFL intends to reinsure a portion of the risks assumed under the Policies.

PFL's Executive Officers and Directors

PFL is governed by a board of directors. The following table sets forth the name and principal occupation during the past five years of each of PFL's directors and senior officers. Each person is located at PFL Life Insurance Company, 4333 Edgewood Road, NE, Cedar Rapids, IA 52449.

                     Board of Directors and Senior Officers

             Name                     Position with PFL                            Principal Occupation During Past 5 years
             ----                     -----------------                            ----------------------------------------
Bart Herbert, Jr.            Director, Chairman of the Board,          Director, Chairman of the Board, and
                             And Executive Vice President              Executive Vice President

Larry N. Norman              Director, President                       Director, President

Patrick S. Baird             Director, Senior Vice President,          Executive Vice President (1995-present),
                             And Chief Operating Officer               Chief Operating Officer (1996-present),
                                                                       Chief Financial Officer (1992-1995), Vice
                                                                       President and Chief Tax Officer (1984-
                                                                       1995) of AEGON USA.

Douglas C. Kolsrud           Director, Senior Vice President,          Director, Senior Vice President, Chief
                             Chief Investment Officer and              Investment Officer and Corporate Actuary
                             Corporate Actuary

Craig D. Vermie              Director, Vice President, Secretary       Director, Vice President, Secretary and
                             And General Counsel                       General Counsel


Robert J. Kontz              Vice President and Corporate              Vice President and Corporate Controller
                             Controller

Brenda K. Clancy             Vice President, Treasurer and             Vice President, Treasurer and Chief
                             Chief Financial Officer                   Financial Officer

PFL holds the assets of the variable account physically segregated and apart from the general account. PFL maintains records of all purchases and sale of portfolio shares by each of the subaccounts. A blanket bond in the amount of $10 million (subject to a $1 million deductible), covering directors, officers and all employees of AEGON USA, Inc. and its affiliates has been issued to PFL and its affiliates. A Stockbrokers Blanket Bond, issued to AEGON USA providing fidelity coverage, covers the activities of registered representatives of AFSG to a limit of $10 million (subject to a $50,000 deductible).

Illustrations
================================================================================

The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the death benefit, Cash Value, and Cash Surrender Value under a Policy covering a male insured of age 55 on the Policy Date, would change over time if the planned premiums were paid and the return on the assets in the subaccounts were a uniform gross annual rate (before any expenses) of 0%, 6% or 12%. The tables also show how the Policy would operate if premiums accumulated at 5% interest. The tables illustrate Policy values that would result based on assumptions that you pay the premiums indicated, you do not increase your principal sum, and you do not make any partial surrenders or Policy loans. The values under the Policy will be different from those shown even if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years shown.

The hypothetical investment returns are provided only to illustrate the mechanics of a hypothetical Policy and do not represent past or future investment rates of return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return. The actual return on your Cash Value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy's monthly charges, the portfolios' expense ratios, your Policy loan and partial surrender history, and rates of inflation.

The illustrations assume that the assets in the portfolios are subject to an annual expense ratio of 0.94% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each of the portfolios for the last fiscal year and takes into account current expense reimbursement arrangements. The figures would be lower if expense reimbursement arrangements were discontinued. For more information on portfolio expenses, see the Portfolio Expense Table in this prospectus. For more specific information on management fees, see the portfolios' prospectuses.

Separate illustrations on each of the following pages reflect our current cost of insurance charges and the higher guaranteed maximum cost of insurance that we have has the contractual right to charge. The illustrations assume no charges for Federal or state taxes or charges for supplemental benefits. However, these illustrations assume a premium tax charge of 2%; actual premium tax charges could be higher or lower, depending on the state of issue.

After deducting portfolio expenses and the 0.75% variable account Daily Charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates for the variable account of -1.69%, 4.31%, and 10.31%, respectively.

The illustrations are based on PFL's sex distinct rates for non-tobacco users. Upon request, we will furnish a comparable illustration based upon the proposed insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following illustrations.

            PFL FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATIONS
                               MALE ISSUE AGE 55

    SPECIFIED AMOUNT: $109,800                         INITIAL PREMIUM: $50,000

    USING CURRENT PRACTICE CHARGES FOR NON-TOBACCO USERS, APPROVED PREFERRED
    CLASS

End of     Premiums
Policy     Accumulated
Year        at 5%                DEATH BENEFIT                    CASH VALUE              CASH SURRENDER VALUE
----        -----                --------------                   -----------             --------------------
                                        Assuming Hypothetical Gross and Net Annual Investment Return of
              Gross          0%        6%       12%        0%        6%       12%        0%        6%       12%
                Net      -1.69%     4.31%    10.31%    -1.69%     4.31%    10.31%    -1.69%     4.31%    10.31%
      1      52,500    106,712   112,670   118,597    47,498    50,399    53,298    43,998    46,899    49,798
      2      55,125    100,449   112,599   125,339    46,036    51,862    57,999    42,536    48,362    54,499
      3      57,881     94,584   112,568   132,512    44,612    53,361    63,109    41,112    49,861    59,609
      4      60,775     89,086   112,572   140,139    43,228    54,898    68,660    39,728    51,398    65,160
      5      63,814     83,934   112,614   148,256    41,880    56,472    74,693    38,380    52,972    71,193
      6      67,005     79,106   112,696   156,897    40,570    58,086    81,246    37,070    54,586    77,746
      7      70,355     74,583   112,822   166,106    39,295    59,740    88,364    39,295    59,740    88,364
      8      73,873     70,346   112,995   175,928    38,054    61,432    96,094    38,054    61,432    96,094
      9      77,566     66,378   113,218   186,417    36,847    63,164   104,486    36,847    63,164   104,486
     10      81,445     62,664   113,500   197,630    35,672    64,936   113,644    35,672    64,936   113,644
     11      85,517     59,488   114,422   210,693    34,722    67,121   124,224    34,722    67,121   124,224
     12      89,793     56,530   115,468   224,853    33,794    69,373   135,780    33,794    69,373   135,780
     13      94,282     53,750   116,594   240,105    32,889    71,701   148,408    32,889    71,701   148,408
     14      98,997     51,135   117,801   256,546    32,008    74,107   162,212    32,008    74,107   162,212
     15     103,946     50,000   119,094   274,279    31,139    76,597   177,304    31,139    76,597   177,304
     16     109,144     50,000   120,393   293,220    30,223    79,111   193,657    30,223    79,111   193,657
     17     114,601     50,000   121,692   313,430    29,248    81,642   211,348    29,248    81,642   211,348
     18     120,331     50,000   122,987   334,986    28,197    84,177   230,446    28,197    84,177   230,446
     19     126,348     50,000   124,279   357,976    27,051    86,706   251,022    27,051    86,706   251,022
     20     132,665     50,000   125,566   382,488    25,788    89,218   273,151    25,788    89,218   273,151
     21     139,298     50,000   126,846   408,608    24,383    91,706   296,918    24,383    91,706   296,918
     22     146,263     50,000   128,109   436,413    22,806    94,166   322,417    22,806    94,166   322,417
     23     153,576     50,000   129,347   465,978    21,025    96,591   349,748    21,025    96,591   349,748
     24     161,255     50,000   130,551   497,369    18,996    98,982   379,018    18,996    98,982   379,018
     25     169,318     50,000   131,711   530,650    16,662   101,329   410,324    16,662   101,329   410,324
     26     177,784     50,000   132,849   566,025    13,979   103,694   443,869    13,979   103,694   443,869
     27     186,673     50,000   133,965   603,612     7,177   108,216   518,053    10,858   105,980   479,752
     28     196,006     50,000   135,054   643,525    10,561   106,165   482,833     7,177   108,216   518,053
     29     205,807     50,000   136,116   685,895     2,781   110,389   558,854     2,781   110,389   558,854
     30     216,097     50,000   137,151   730,862         *   112,490   602,251         *   112,490   602,251

Note:

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations by an owner and the different investment rates of return for the portfolio(s). The death benefit, Cash Values and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period years, but fluctuated above or below that average for individual Policy years. No presentation can be made by PFL that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

*The Policy has no Cash Value, however, the Policy will stay in force with a death benefit if the Policy does not have a Policy loan outstanding.

            PFL FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATIONS
                               MALE ISSUE AGE 55

    SPECIFIED AMOUNT: $109,800                          INITIAL PREMIUM: $50,000

    USING GUARANTEED CHARGES FOR NON-TOBACCO USERS, APPROVED PREFERRED CLASS

 End of   Premiums
Policy  Accumulated
  Year     at 5%           DEATH BENEFIT                CASH VALUE                      CASH SURRENDER VALUE
  ----     -----           -------------                ----------                      --------------------
                                      Assuming Hypothetical Gross and Net Annual Investment Return of
            Gross          0%         6%        12%         0%        6%        12%         0%         6%        12%
             Net       -1.69%      4.31%     10.31%     -1.69%     4.31%     10.31%     -1.69%      4.31%     10.31%
    1      52,500     106,493    112,440    118,354     47,392    50,287     53,179     43,892     46,787     49,679
    2      55,125      99,991    112,085    124,767     45,816    51,614     57,722     42,316     48,114     54,222
    3      57,881      93,884    111,736    131,533     44,272    52,954     62,627     40,772     49,454     59,127
    4      60,775      88,145    111,384    138,660     42,759    54,304     67,918     39,259     50,804     64,418
    5      63,814      82,751    111,028    146,169     41,277    55,661     73,620     37,777     52,161     70,120
    6      67,005      77,680    110,670    154,076     39,825    57,023     79,758     36,325     53,523     76,258
    7      70,355      72,916    110,307    162,402     38,403    58,386     86,362     38,403     58,386     86,362
    8      73,873      68,438    109,938    171,168     37,007    59,746     93,456     37,007     59,746     93,456
    9      77,566      64,229    109,562    180,396     35,637    61,096    101,066     35,637     61,096    101,066
   10      81,445      60,272    109,182    190,111     34,293    62,434    109,266     34,293     62,434    109,266
   11      85,517      56,842    109,350    201,355     33,159    64,111    118,652     33,159     64,111    118,652
   12      89,793      53,628    109,562    213,354     32,039    65,786    128,759     32,039     65,786    128,759
   13      94,282      50,592    109,773    226,059     30,936    67,463    139,635     30,936     67,463    139,635
   14      98,997      50,000    109,979    239,510     29,807    69,138    151,334     29,807     69,139    151,334
   15     103,946      50,000    110,177    253,744     28,599    70,808    163,905     28,599     70,808    163,905
   16     109,144      50,000    110,365    268,797     27,297    72,466    177,392     27,297     72,466    177,392
   17     114,601      50,000    110,542    284,712     25,876    74,105    191,837     25,876     74,105    191,837
   18     120,331      50,000    110,702    301,527     24,308    75,712    207,271     24,308     75,712    207,271
   19     126,348      50,000    110,849    319,291     22,558    77,277    223,724     22,558     77,277    223,724
   20     132,665      50,000    110,982    338,063     20,587    78,795    241,242     20,587     78,795    241,242
   21     139,298      50,000    111,106    357,905     18,352    80,266    259,880     18,352     80,266    259,880
   22     146,263      50,000    111,221    378,883     15,802    81,692    279,708     15,802     81,692    279,708
   23     153,576      50,000    111,327    401,062     12,877    83,075    300,808     12,877     83,075    300,808
   24     161,255      50,000    111,426    424,505      9,501    84,422    323,266      9,501     84,422    323,266
   25     169,318      50,000    111,511    449,267      5,571    85,731    347,162      5,571     85,731    347,162
   26     177,784      50,000    111,579    475,400        947    86,998    372,555        947     86,998    372,555
   27     186,673      50,000    111,626    502,960          *    88,213    399,489          *     88,213    399,489
   28     196,006      50,000    111,649    531,999          *    89,366    427,991          *     89,366    427,991
   29     205,807      50,000    111,646    562,591          *    90,447    458,088          *     90,447    458,088
   30     216,097      50,000    111,621    594,819          *    91,454    489,830          *     91,454    489,830

Note:

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations by an owner and the different investment rates of return for the portfolio(s). The death benefit, Cash Values and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period years, but fluctuated above or below that average for individual Policy years. No presentation can be made by PFL that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

* The Policy has no Cash Value, however, the Policy will stay in force with a death benefit if the Policy does not have a Policy loan outstanding.

                                  APPENDIX A

                          PFL Life Insurance Company
                       Balance Sheet - Statutory Basis
                           as of September 30, 2000
                           ------------------------
                                  (unaudited)


                    Financial Statements - Statutory Basis

                          PFL Life Insurance Company

                 Years ended December 31, 1999, 1998 and 1997
                      with Report of Independent Auditors

                           PFL Life Insurance Company
                         Balance Sheet - Statutory Basis
                            As of September 30, 2000
                            (In Thousands)(Unaudited)


Admitted Assets Cash and invested assets:
  Cash and short-term investments                                  $   116,068
  Bonds                                                              5,478,172
  Preferred stock                                                       18,455
  Common stock, at market                                               78,035
  Mortgage loans on real estate                                      1,496,749
  Home office properties, at cost less accumulated
    depreciation                                                         7,658
  Real estate acquired in satisfaction of debt,
    at cost less accumulated depreciation                               15,742
  Investment real estate                                                31,383
  Receivable from affiliate                                            550,900
  Policy loans                                                          57,559
  Other invested assets                                                200,701
                                                                 --------------
Total cash and invested assets                                       8,051,422

Premiums deferred and uncollected                                       14,674
Accrued investment income                                               81,344
Transfers from separate accounts due or accrued                        113,191
Federal income tax benefit                                               8,937
Other assets                                                            17,073
Separate account assets                                              5,091,673

                                                                 --------------
Total admitted assets                                               13,378,314
                                                                 ==============

                           PFL Life Insurance Company
                         Balance Sheet - Statutory Basis
                            As of September 30, 2000
                            (In Thousands)(Unaudited)



Liabilities and capital and surplus
Liabilities:
  Aggregate reserves for policies and contracts:
   Life                                                               2,038,001
   Annuity                                                            4,435,856
   Accident and health                                                  291,344
  Policy and contract claim reserves:
   Life                                                                   9,007
   Accident and health                                                   34,711
  Other policyholders' funds                                            176,856
  Remittances and items not allocated                                   186,882
  Guaranteed interest contracts                                         465,559
  Asset valuation reserve                                                99,049
  Interest maintenance reserve                                           15,736
  Payable to affiliate                                                   23,406
  Payable for securities                                                 59,321
  Other liabilities                                                      95,924
  Separate account liabilities                                        5,085,435
                                                                  --------------
Total liabilities                                                    13,017,087


Capital and surplus:
  Common stock, $10.00 par value, 500 shares
   authorized, 266 issued and outstanding                                 2,660
  Paid-in surplus                                                       154,282
  Unassigned surplus                                                    204,285
                                                                  --------------
Total capital and surplus                                               361,227
                                                                  --------------
Total liabilities and capital and surplus                            13,378,314
                                                                  ==============

                          PFL Life Insurance Company
                   Statement of Operations - Statutory Basis
                 for the Nine Months Ended September 30, 2000
                           (In Thousands)(Unaudited)

Revenues:
 Premiums and other considerations, net of reinsurance
  Life                                                                                 $    713,625
  Annuity                                                                                 2,003,112
  Accident and health                                                                       114,653
 Net investment income                                                                      373,267
 Amortization of interest maintenance reserve                                                 1,785
 Commissions and expense allowances on
  reinsurance ceded                                                                          15,199
 Income from fees associated with investment management,
  administration and contract guarantees for separate accounts                               46,113
 Other income                                                                                34,951
                                                                                       ------------
                                                                                          3,302,705

Benefits and expenses:
  Benefits paid or provided for:
   Life                                                                                      33,311
   Surrender benefits                                                                     1,008,096
   Other benefits                                                                           206,095
   Increase (decrease) in aggregate reserves for
    policies and contracts:
    Life                                                                                    485,220
    Annuity                                                                                 399,853
    Accident and health                                                                      36,773
    Other                                                                                   470,072
                                                                                      -------------
                                                                                          2,639,420

Insurance expenses:
  Commissions                                                                               149,966
  General insurance expenses                                                                 53,019
  Taxes, licenses and fees                                                                   19,659
  Transfer to separate accounts                                                             379,752
  Other                                                                                         576
                                                                                      -------------
                                                                                            602,972
                                                                                      -------------
                                                                                          3,242,392
                                                                                      -------------

Gain from operations before federal income
  tax expense and net realized capital losses on
  investments                                                                                60,313

Federal income tax expense                                                                   31,350
                                                                                      -------------
Gain from operations before net realized
  capital losses on investments                                                              28,963

Net realized capital losses on investments
 (net of related federal income taxes
 and amounts transferred to interest
 maintenance reserve)                                                                        (7,300)
                                                                                      -------------
Net income                                                                                   21,663
                                                                                      =============

                          PFL Life Insurance Company
         Statement of Changes in Capital and Surplus - Statutory Basis
                           (In Thousands)(Unaudited)

                                                                                                Total
                                                                                               Capital
                                                     Common       Paid-in      Unassigned        and
                                                      Stock       Surplus        Surplus       Surplus
                                                  -----------------------------------------------------
Balance at January 1, 2000                            $ 2,660     $154,282      $ 197,713      $354,655
 Net gain                                                   0            0         21,663        21,663
 Net unrealized losses                                      0            0        (20,302)      (20,302)
 Change in non-admitted assets                              0            0            243           243
 Change in asset valuation reserve                          0            0          4,144         4,144
 Change in surplus in separate
  accounts                                                  0            0           (140)         (140)
 Other adjustments                                          0            0            964           964
                                                  -----------------------------------------------------
Balance at September 30, 2000                           2,660      154,282        204,285       361,227
                                                  =====================================================

                          PFL Life Insurance Company
                   Statement of Cash Flow - Statutory Basis
                 for the Nine Months Ended September 30, 2000
                           (In Thousands)(Unaudited)

Operating Activities
Premiums and other considerations, net of reinsurance                                        $   2,927,502
Net investment income                                                                              358,795
Life and accident and health claims                                                                (86,866)
Surrender benefits to policyholders                                                             (1,008,096)
Other benefits to policyholders                                                                   (154,695)
Commissions, other expenses and other taxes                                                       (211,806)
Federal income taxes, excluding tax on capital gains                                               (38,140)
Other, net                                                                                            (428)
Net transfers to separate accounts                                                                (400,634)
                                                                                            ---------------
  Net cash provided by operating activities                                                      1,385,632



Investing Activities
Proceeds from investments sold, matured or repaid:
  Bonds and preferred stocks                                                                     3,424,045
  Common stocks                                                                                     43,595
  Mortgage loans on real estate                                                                     82,724
  Other                                                                                             13,482
                                                                                            ---------------
                                                                                                 3,563,846


Cost of investments acquired:
  Bonds and preferred stocks                                                                     4,069,274
  Common stocks                                                                                     37,270
  Real estate                                                                                      238,056
  Policy loans                                                                                      (2,312)
  Other                                                                                             84,163
                                                                                            ---------------
                                                                                                 4,426,451

                                                                                            ---------------
  Net cash used in investing activities                                                           (862,605)
                                                                                            ---------------

Financing Activities
Borrowed money                                                                                    (144,500)
Other                                                                                             (316,154)
                                                                                            ---------------
  Net cash used in financing activities                                                           (460,654)


Increase in cash and short-term investments                                                         62,373

Cash and short-term investments at beginning of year                                                53,695
                                                                                            ---------------
Cash and short-term investments at end of year                                                     116,068
                                                                                            ===============

                           PFL Life Insurance Company
                 Notes to Financial Statements - Statutory Basis
                  for the Nine Months Ended September 30, 2000
                            (In Thousands)(Unaudited)


1. Basis of Presentation

The accompanying unaudited statutory basis financial statements have been prepared in accordance with statutory accounting principles for interim financial information and the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000. For further information, refer to the accompanying statutory basis financial statements and notes thereto for the year ended December 31, 1999.

                     Financial Statements--Statutory Basis

                           PFL Life Insurance Company

                  Years ended December 31, 1999, 1998 and 1997
                      with Report of Independent Auditors

                           PFL Life Insurance Company

                     Financial Statements--Statutory Basis

                  Years ended December 31, 1999, 1998 and 1997

                                    Contents

Report of Independent Auditors..............................................   1
Audited Financial Statements
  Balance Sheets--Statutory Basis...........................................   3
  Statements of Operations--Statutory Basis.................................   5
  Statements of Changes in Capital and Surplus--Statutory Basis.............   6
  Statements of Cash Flows--Statutory Basis.................................   7
  Notes to Financial Statements--Statutory Basis............................   9
Statutory-Basis Financial Statement Schedules
  Summary of Investments--Other Than Investments in Related Parties.........  28
  Supplementary Insurance Information.......................................  29
  Reinsurance...............................................................  31

                 [LETTERHEAD OF ERNST & YOUNG LLP APPEARS HERE]

                         Report of Independent Auditors

The Board of Directors
PFL Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of PFL Life Insurance Company, an indirect wholly-owned subsidiary of AEGON N.V., as of December 31, 1999 and 1998, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the accompanying statutory-basis financial statement schedules required by Article 7 of Regulation S-X. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States also are described in Note
1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effect of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of PFL Life Insurance Company at December 31, 1999 and 1998, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1999.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PFL Life Insurance Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Des Moines, Iowa
February 18, 2000

                           PFL Life Insurance Company

                        Balance Sheets--Statutory Basis
                (Dollars in thousands, except per share amounts)

                                                              December 31
                                                            1999        1998
                                                         ----------- ----------
Admitted Assets
Cash and invested assets:
 Cash and short-term investments........................ $    53,695 $   83,289
 Bonds..................................................   4,892,156  4,822,442
 Stocks:
   Preferred............................................      17,074     14,754
   Common (cost: 1999--$61,813; 1998--$34,731)..........      71,658     49,448
   Affiliated entities (cost: 1999--$10,318; 1998--
    $8,060).............................................       6,764      5,613
 Mortgage loans on real estate..........................   1,339,202  1,012,433
 Real estate, at cost less accumulated depreciation
  ($10,891 in 1999; $9,500 in 1998):
   Home office properties...............................       7,829      8,056
   Properties acquired in satisfaction of debt..........      16,336     11,778
   Investment properties................................      33,707     44,325
 Policy loans...........................................      59,871     60,058
 Other invested assets..................................     123,722     76,482
                                                         ----------- ----------
     Total cash and invested assets.....................   6,622,014  6,188,678
Premiums deferred and uncollected.......................      14,656     15,318
Accrued investment income...............................      65,364     65,308
Receivable from affiliate...............................         --         643
Federal income taxes recoverable........................       1,335        639
Transfers from separate accounts due or accrued.........      92,309     70,866
Other assets............................................      30,119     29,511
Separate account assets.................................   4,905,374  3,348,611
                                                         ----------- ----------
Total admitted assets................................... $11,731,171 $9,719,574
                                                         =========== ==========

                           PFL Life Insurance Company

                        Balance Sheets--Statutory Basis
                (Dollars in thousands, except per share amounts)

                                                              December 31
                                                            1999        1998
                                                         ----------- ----------
Liabilities and Capital and Surplus
Liabilities:
 Aggregate reserves for policies and contracts:
   Life................................................. $ 1,552,781 $1,357,175
   Annuity..............................................   4,036,751  3,925,293
   Accident and health..................................     254,571    205,736
 Policy and contract claim reserves:
   Life.................................................       8,681      9,101
   Accident and health..................................      37,466     48,906
 Other policyholders' funds.............................     172,774    162,266
 Remittances and items not allocated....................      33,020     19,690
 Asset valuation reserve................................     103,193     91,588
 Interest maintenance reserve...........................      36,120     50,575
 Short-term notes payable to affiliates.................     144,500      9,421
 Other liabilities......................................      70,717     76,766
 Payable for securities.................................      15,136     57,645
 Payable to affiliates..................................      11,517        --
 Separate account liabilities...........................   4,899,289  3,342,884
                                                         ----------- ----------
Total liabilities.......................................  11,376,516  9,357,046
Commitments and contingencies (Note 10)
Capital and surplus:
 Common stock, $10 par value, 500,000 shares autho-
  rized, 266,000 issued and outstanding.................       2,660      2,660
 Paid-in surplus........................................     154,282    154,282
 Unassigned surplus.....................................     197,713    205,586
                                                         ----------- ----------
Total capital and surplus...............................     354,655    362,528
                                                         ----------- ----------
Total liabilities and capital and surplus............... $11,731,171 $9,719,574
                                                         =========== ==========

See accompanying notes.

                           PFL Life Insurance Company

                   Statements of Operations--Statutory Basis
                             (Dollars in thousands)

                                                  Year ended December 31
                                                1999       1998        1997
                                             ---------- ----------  ----------
Revenues:
  Premiums and other considerations, net of
   reinsurance:
    Life.................................... $  227,510 $  516,111  $  202,435
    Annuity.................................  1,413,049    667,920     657,695
    Accident and health.....................    160,570    178,593     207,982
  Net investment income.....................    437,549    446,984     446,424
  Amortization of interest maintenance re-
   serve....................................      7,588      8,656       3,645
  Commissions and expense allowances on
   reinsurance ceded........................     24,741     32,781      49,859
  Separate account fee income...............     49,826     37,137         --
                                             ---------- ----------  ----------
                                              2,320,833  1,888,182   1,568,040
Benefits and expenses:
  Benefits paid or provided for:
    Life and accident and health benefits...    115,621    135,184     146,583
    Surrender benefits......................  1,046,611    732,796     658,071
    Other benefits..........................    169,479    152,209     126,495
    Increase (decrease) in aggregate
     reserves for policies and contracts:
    Life....................................    195,606    473,158     149,575
    Annuity.................................    111,427   (278,665)   (203,139)
    Accident and health.....................     48,835     36,407      30,059
    Other...................................     10,480     17,550      16,998
                                             ---------- ----------  ----------
                                              1,698,059  1,268,639     924,642
Insurance expenses:
  Commissions...............................    167,146    136,569     157,300
  General insurance expenses................     54,191     48,018      57,571
  Taxes, licenses and fees..................     12,382     19,166       8,715
  Net transfers to separate accounts........    309,307    302,839     297,480
  Other expenses............................        229      1,016         119
                                             ---------- ----------  ----------
                                                543,255    507,608     521,185
                                             ---------- ----------  ----------
                                              2,241,314  1,776,247   1,445,827
                                             ---------- ----------  ----------
Gain from operations before federal income
 tax expense and net realized capital gains
 on investments.............................     79,519    111,935     122,213
Federal income tax expense..................     25,316     49,835      43,381
                                             ---------- ----------  ----------
Gain from operations before net realized
 capital gains on investments...............     54,203     62,100      78,832
Net realized capital gains on investments
 (net of related federal income taxes and
 amounts transferred to interest maintenance
 reserve)...................................      6,365      3,398       7,159
                                             ---------- ----------  ----------
Net income.................................. $   60,568 $   65,498  $   85,991
                                             ========== ==========  ==========

See accompanying notes.

                           PFL Life Insurance Company

         Statements of Changes in Capital and Surplus--Statutory Basis
                             (Dollars in thousands)

                                                                       Total
                                                                      Capital
                                           Common Paid-in  Unassigned   and
                                           Stock  Surplus   Surplus   Surplus
                                           ------ -------- ---------- --------
Balance at January 1, 1997                 $2,660 $154,129  $261,558  $418,347
  Capital contribution....................    --       153       --        153
  Net income..............................    --       --     85,991    85,991
  Change in net unrealized capital gains..    --       --      3,592     3,592
  Change in non-admitted assets...........    --       --       (481)     (481)
  Change in asset valuation reserve.......    --       --    (14,974)  (14,974)
  Dividend to stockholder.................    --       --    (62,000)  (62,000)
  Surplus effect of sale of a division....    --       --       (161)     (161)
  Surplus effect of ceding commissions
   associated with the sale of a
   division...............................    --       --          5         5
  Amendment of reinsurance agreement......    --       --        389       389
  Surplus effect of reinsurance
   agreement..............................    --       --        402       402
  Change in liability for reinsurance in
   unauthorized companies.................    --       --     (1,901)   (1,901)
                                           ------ --------  --------  --------
Balance at December 31, 1997                2,660  154,282   272,420   429,362
  Net income..............................    --       --     65,498    65,498
  Change in net unrealized capital gains..    --       --      4,504     4,504
  Change in non-admitted assets...........    --       --       (260)     (260)
  Change in asset valuation reserve.......    --       --    (21,763)  (21,763)
  Dividend to stockholder.................    --       --   (120,000) (120,000)
  Increase in liability for reinsurance in
   unauthorized companies.................    --       --      2,036     2,036
  Tax benefit on stock options exercised..    --       --      2,476     2,476
  Change in surplus in separate accounts..    --       --        675       675
                                           ------ --------  --------  --------
Balance at December 31, 1998                2,660  154,282   205,586   362,528
  Net income..............................    --       --     60,568    60,568
  Change in net unrealized capital gains..    --       --    (20,217)  (20,217)
  Change in non-admitted assets...........    --       --       (980)     (980)
  Change in asset valuation reserve.......    --       --    (11,605)  (11,605)
  Dividend to stockholder.................    --       --    (40,000)  (40,000)
  Tax benefit on stock options exercised..    --       --      1,305     1,305
  Change in surplus in separate accounts..    --       --        245       245
  Settlement of prior period tax returns
   and other tax-related adjustments......    --       --      2,811     2,811
                                           ------ --------  --------  --------
Balance at December 31, 1999.............. $2,660 $154,282  $197,713  $354,655
                                           ====== ========  ========  ========

See accompanying notes.

                           PFL Life Insurance Company

                   Statements of Cash Flows--Statutory Basis
                             (Dollars in thousands)

                                               Year ended December 31
                                            1999         1998         1997
                                         -----------  -----------  -----------
Operating activities
Premiums and other considerations, net
 of reinsurance......................... $ 1,830,365  $ 1,396,428  $ 1,119,936
Net investment income...................     441,737      469,246      452,091
Life and accident and health claims.....    (124,178)    (138,249)    (154,383)
Surrender benefits and other fund
 withdrawals............................  (1,046,611)    (732,796)    (658,071)
Other benefits to policyholders.........    (169,476)    (152,167)    (126,462)
Commissions, other expenses and other
 taxes..................................    (238,192)    (197,135)    (225,042)
Net transfers to separate accounts......    (280,923)    (276,375)    (319,146)
Federal income taxes....................     (24,709)     (72,176)     (47,909)
Cash paid in conjunction with an
 amendment of a reinsurance agreement...         --           --        (4,826)
Cash received in connection with a
 reinsurance agreement..................         --           --         1,477
Other, net..............................     (23,047)     (93,095)      89,693
                                         -----------  -----------  -----------
Net cash provided by operating
 activities.............................     364,966      203,681      127,358
Investing activities
Proceeds from investments sold, matured
 or repaid:
  Bonds and preferred stocks............   3,283,038    3,347,174    3,284,095
  Common stocks.........................      60,293       34,564       34,004
  Mortgage loans on real estate.........     158,739      192,210      138,162
  Real estate...........................      13,367        5,624        6,897
  Policy loans..........................         186          --           --
  Cash received from ceding commissions
   associated with the sale of a
   division.............................         --           --             8
  Other.................................       6,133        7,210       57,683
                                         -----------  -----------  -----------
                                           3,521,756    3,586,782    3,520,849
Cost of investments acquired:
  Bonds and preferred stocks............  (3,398,158)  (3,251,822)  (3,411,442)
  Common stocks.........................     (76,200)     (36,379)     (37,339)
  Mortgage loans on real estate.........    (480,750)    (257,039)    (159,577)
  Real estate...........................      (7,568)     (11,458)      (2,013)
  Policy loans..........................         --        (2,922)      (2,922)
  Cash paid in association with the sale
   of a division........................         --           --          (591)
  Other.................................     (48,719)     (44,514)     (15,674)
                                         -----------  -----------  -----------
                                          (4,011,395)  (3,604,134)  (3,629,558)
                                         -----------  -----------  -----------
Net cash used in investing activities...    (489,639)     (17,352)    (108,709)

                           PFL Life Insurance Company

                   Statements of Cash Flows--Statutory Basis
                             (Dollars in thousands)

                                                   Year ended December 31
                                                    1999      1998     1997
                                                  --------  --------  -------
Financing activities
Issuance (repayment) of short-term intercompany
 notes payable................................... $135,079  $ (6,979) $16,400
Capital contribution.............................      --        --       153
Dividends to stockholder.........................  (40,000) (120,000) (62,000)
                                                  --------  --------  -------
Net cash provided by (used in) financing
 activities......................................   95,079  (126,979) (45,447)
                                                  --------  --------  -------
Increase (decrease) in cash and short-term
 investments.....................................  (29,594)   59,350  (26,798)
Cash and short-term investments at beginning of
 year............................................   83,289    23,939   50,737
                                                  --------  --------  -------
Cash and short-term investments at end of year... $ 53,695  $ 83,289  $23,939
                                                  ========  ========  =======

See accompanying notes.

                           PFL Life Insurance Company

                 Notes to Financial Statements--Statutory Basis

                             (Dollars in thousands)
                               December 31, 1999

1. Organization and Summary of Significant Accounting Policies

Organization

PFL Life Insurance Company ("the Company") is a stock life insurance company and is a wholly-owned subsidiary of First AUSA Life Insurance Company ("First AUSA"), which, in turn, is a wholly-owned subsidiary of AEGON USA, Inc. ("AEGON"). AEGON is an indirect wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, as well as a broad line of single fixed and flexible premium annuity products. In addition, the Company offers group life, universal life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia and Guam. Sales of the Company's products are primarily through the Company's agents and financial institutions.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Significant estimates and assumptions are utilized in the calculation of aggregate policy reserves, policy and contract claim reserves, guaranty fund assessment accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the financial statements.

The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa ("Insurance Department"), which practices differ in some respects from generally accepted accounting principles. The more significant of these differences are as follows: (a) bonds are generally reported at amortized cost rather than segregating the portfolio into held-to-maturity (reported at amortized cost), available-for-sale (reported at fair value), and trading (reported at fair value) classifications;
(b) acquisition costs of acquiring new business are charged to current operations as incurred rather than deferred and amortized over the life of the policies; (c) policy reserves on traditional life products

                           PFL Life Insurance Company

                             (Dollars in thousands)


1. Organization and Summary of Significant Accounting Policies (continued)

are based on statutory mortality rates and interest which may differ from reserves based on reasonable assumptions of expected mortality, interest, and withdrawals which include a provision for possible unfavorable deviation from such assumptions; (d) policy reserves on certain investment products use discounting methodologies based on statutory interest rates rather than full account values; (e) reinsurance amounts are netted against the corresponding asset or liability rather than shown as gross amounts on the balance sheet; (f) deferred income taxes are not provided for the difference between the financial statement and income tax bases of assets and liabilities; (g) net realized gains or losses attributed to changes in the level of interest rates in the market are deferred and amortized over the remaining life of the bond or mortgage loan, rather than recognized as gains or losses in the statement of operations when the sale is completed; (h) potential declines in the estimated realizable value of investments are provided for through the establishment of a formula-determined statutory investment reserve (reported as a liability), changes to which are charged directly to surplus, rather than through recognition in the statement of operations for declines in value, when such declines are judged to be other than temporary; (i) certain assets designated as "non-admitted assets" have been charged to surplus rather than being reported as assets; (j) revenues for universal life and investment products consist of premiums received rather than policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed; (k) pension expense is recorded as amounts are paid; (l) stock options settled in cash are recorded as expense of the Company's indirect parent rather than charged to current operations; (m) adjustments to federal income taxes of prior years are charged or credited directly to unassigned surplus, rather than reported as a component of expense in the statement of operations; (n) gains or losses on dispositions of business are charged or credited directly to unassigned surplus rather than being reported in the statement of operations; and (o) a liability is established for "unauthorized reinsurers" and changes in this liability are charged or credited directly to unassigned surplus. The effects of these variances have not been determined by the Company but are presumed to be material.

In 1998, the National Association of Insurance Commissioners ("NAIC") adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the State of Iowa must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. At this time, it is anticipated that the State of Iowa will adopt Codification. However, based on current guidance, management believes that the impact of Codification will not be material to the Company's statutory-basis financial statements.

                           PFL Life Insurance Company

                             (Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Cash and Short-Term Investments

For purposes of the statements of cash flows, the Company considers all highly liquid investments with remaining maturity of one year or less when purchased to be short-term investments.

Investments

Investments in bonds (except those to which the Securities Valuation Office of the NAIC has ascribed a value), mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts. Amortization is computed using methods which result in a level yield over the expected life of the investment. The Company reviews its prepayment assumptions on mortgage and other asset-backed securities at regular intervals and adjusts amortization rates retrospectively when such assumptions are changed due to experience and/or expected future patterns. Investments in preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or market. Common stocks of unaffiliated and affiliated companies, which includes shares of mutual funds and real estate investment trusts, are carried at market value. Real estate is reported at cost less allowances for depreciation. Depreciation is computed principally by the straight-line method. Policy loans are reported at unpaid principal. Other invested assets consist principally of investments in various joint ventures and are recorded at equity in underlying net assets. Other "admitted assets" are valued, principally at cost, as required or permitted by Iowa Insurance Laws.

Net realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The Asset Valuation Reserve ("AVR") is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the Interest Maintenance Reserve ("IMR"), the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. During 1999, 1998 and 1997, the Company excluded investment income due and accrued of $530, $102 and $177, respectively, with respect to such practices.

                           PFL Life Insurance Company

                             (Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The Company uses interest rate swaps and caps as part of its overall interest rate risk management strategy for certain life insurance and annuity products. The Company entered into several interest rate swap contracts to modify the interest rate characteristics of the underlying liabilities. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

The Company has entered into an interest rate cap agreement to hedge the exposure of changing interest rates. The cash flows from the interest rate cap will help offset losses that might occur from changes in interest rates. The cost of such agreement is included in interest expense ratably during the life of the agreement. Income received as a result of the cap agreement will be recognized in investment income as earned. Unamortized cost of the agreement is included in other invested assets.

Aggregate Policy Reserves

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables based on statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958 and 1980 Commissioners' Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.50 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

                           PFL Life Insurance Company

                             (Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Separate Accounts

Assets held in trust for purchases of variable annuity contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at market. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The separate accounts do not have any minimum guarantees and the investment risks associated with market value changes are borne entirely by the contract owners. The Company received variable contract premiums of $486,282, $345,319 and $281,095 in 1999, 1998 and 1997,
respectively. All variable account contracts are subject to discretionary withdrawal by the contract owner at the market value of the underlying assets less the current surrender charge.

Stock Option Plan

AEGON N.V. sponsors a stock option plan for eligible employees of the Company. Under this plan, certain employees have indicated a preference to immediately sell shares received as a result of their exercise of the stock options; in these situations, AEGON N.V. has settled such options in cash rather than issuing stock to these employees. These cash settlements are paid by the Company, and AEGON N.V. subsequently reimburses the Company for such payments. Under statutory accounting principles, the Company does not record any expense related to this plan, as the expense is recognized by AEGON N.V. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to surplus.

Reclassifications

Certain reclassifications have been made to the 1998 and 1997 financial statements to conform to the 1999 presentation.

                          PFL Life Insurance Company

                            (Dollars in thousands)


2. Fair Values of Financial Instruments

Statement of Financial Accounting Standard ("SFAS") No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statutory-basis balance sheet, for which it is practicable to estimate that value. SFAS No. 119, Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments, requires additional disclosure about derivatives. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 and No. 119 exclude certain financial instruments and all nonfinancial instruments from their disclosure requirements and allow companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

  Investment securities: Fair values for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities, including affiliated mutual funds and real estate investment trusts, are based on quoted market prices.

  Mortgage loans and policy loans: The fair values for mortgage loans are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal their carrying amount.

  Investment contracts: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

                          PFL Life Insurance Company

                            (Dollars in thousands)


2. Fair Values of Financial Instruments (continued)

  Interest rate cap and interest rate swaps: Estimated fair value of the interest rate cap is based upon the latest quoted market price. Estimated fair value of interest rate swaps are based upon the pricing differential for similar swap agreements.

  Short-term notes payable to affiliates: The fair values for short-term notes payable to affiliates are assumed to equal their carrying amount.

Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

The following sets forth a comparison of the fair values and carrying amounts of the Company's financial instruments subject to the provisions of SFAS No. 107 and No. 119:

                                                   December 31
                                           1999                  1998
                                   --------------------- ---------------------
                                    Carrying     Fair     Carrying     Fair
                                     Amount     Value      Amount     Value
                                   ---------- ---------- ---------- ----------
Admitted assets
Cash and short-term investments... $   53,695 $   53,695 $   83,289 $   83,289
Bonds.............................  4,892,156  4,757,325  4,822,442  4,900,516
Preferred stocks..................     17,074     15,437     14,754     14,738
Common stocks.....................     71,658     71,658     49,448     49,448
Affiliated common stock...........      6,764      6,764      5,613      5,613
Mortgage loans on real estate.....  1,339,202  1,299,160  1,012,433  1,089,315
Policy loans......................     59,871     59,871     60,058     60,058
Interest rate cap.................      4,959      1,784      4,445        725
Interest rate swaps...............      8,134     10,609      1,916      6,667
Separate account assets...........  4,905,374  4,905,374  3,348,611  3,348,611
Liabilities
Investment contract liabilities...  4,207,369  4,059,842  4,084,683  4,017,509
Separate account liabilities......  4,377,676  4,212,615  3,271,005  3,213,251
Short-term notes payable to
 affiliates.......................    144,500    144,500      9,421      9,421

                           PFL Life Insurance Company

                             (Dollars in thousands)


3. Investments

The carrying amounts and estimated fair values of investments in debt securities were as follows:

                                                 Gross      Gross    Estimated
                                     Carrying  Unrealized Unrealized    Fair
                                      Amount     Gains      Losses     Value
                                    ---------- ---------- ---------- ----------
December 31, 1999
Bonds:
  United States Government and
   agencies........................ $  141,390  $    142   $  4,520  $  137,012
  State, municipal and other
   government......................    137,745     5,168      1,627     141,286
  Public utilities.................    219,791     1,148      6,777     214,162
  Industrial and miscellaneous.....  2,078,145    20,042     84,919   2,013,268
  Mortgage and other asset-backed
   securities......................  2,315,085    24,214     87,702   2,251,597
                                    ----------  --------   --------  ----------
                                     4,892,156    50,714    185,545   4,757,325
Preferred stocks...................     17,074         2      1,639      15,437
                                    ----------  --------   --------  ----------
                                    $4,909,230  $ 50,716   $187,184  $4,772,762
                                    ==========  ========   ========  ==========
December 31, 1998
Bonds:
  United States Government and
   agencies........................ $  150,085  $  2,841   $    321  $  152,605
  State, municipal and other
   government......................     62,948       918      1,651      62,215
  Public utilities.................    139,732     5,053      2,555     142,230
  Industrial and miscellaneous.....  2,068,086    78,141     34,493   2,111,734
  Mortgage and other asset-backed
   securities......................  2,401,591    45,185     15,044   2,431,732
                                    ----------  --------   --------  ----------
                                     4,822,442   132,138     54,064   4,900,516
Preferred stocks...................     14,754        75         91      14,738
                                    ----------  --------   --------  ----------
                                    $4,837,196  $132,213   $ 54,155  $4,915,254
                                    ==========  ========   ========  ==========

The carrying amounts and estimated fair values of bonds at December 31, 1999, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           Carrying  Estimated
                                                            Amount   Fair Value
                                                          ---------- ----------
   Due in one year or less............................... $  194,654 $  192,453
   Due after one year through five years.................  1,151,170  1,121,353
   Due after five years through ten years................    908,926    873,402
   Due after ten years...................................    322,321    318,520
                                                          ---------- ----------
                                                           2,577,071  2,505,728
   Mortgage and other asset-backed securities............  2,315,085  2,251,597
                                                          ---------- ----------
                                                          $4,892,156 $4,757,325
                                                          ========== ==========

                           PFL Life Insurance Company

                             (Dollars in thousands)


3. Investments (continued)

A detail of net investment income is presented below:

                                                       Year ended December 31
                                                       1999     1998     1997
                                                     -------- -------- --------
Interest on bonds and preferred stock............... $347,639 $374,478 $373,496
Dividends on equity investments.....................      734    1,357    1,460
Interest on mortgage loans..........................   92,325   77,960   80,266
Rental income on real estate........................    7,322    6,553    7,501
Interest on policy loans............................    4,141    4,080    3,400
Other investment income.............................    7,978    2,576      613
                                                     -------- -------- --------
Gross investment income.............................  460,139  467,004  466,736
Less investment expenses............................   22,590   20,020   20,312
                                                     -------- -------- --------
Net investment income............................... $437,549 $446,984 $446,424
                                                     ======== ======== ========

Proceeds from sales and maturities of debt securities and related gross realized gains and losses were as follows:

                                                  Year ended December 31
                                                1999        1998        1997
                                             ----------  ----------  ----------
Proceeds.................................... $3,283,038  $3,347,174  $3,284,095
                                             ==========  ==========  ==========
Gross realized gains........................ $   21,171  $   48,760  $   30,094
Gross realized losses.......................    (32,259)     (8,072)    (17,265)
                                             ----------  ----------  ----------
Net realized gains (losses)................. $  (11,088) $   40,688  $   12,829
                                             ==========  ==========  ==========

At December 31, 1999, investments with an aggregate carrying value of $6,346,831 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

                           PFL Life Insurance Company

                             (Dollars in thousands)


3. Investments (continued)

Realized investment gains (losses) and changes in unrealized gains (losses) for investments are summarized below:

                                   Realized
                          ----------------------------
                            Year ended December 31
                            1999      1998      1997
                          --------  --------  --------
Debt securities.........  $(11,088) $ 40,688  $ 12,829
Equity securities.......    11,433      (879)    6,972
Mortgage loans on real
 estate.................     4,661    12,637     2,252
Real estate.............       900     3,176     4,252
Short-term investments..    (1,407)    1,533       (19)
Other invested assets...       534    (2,523)    1,632
                          --------  --------  --------
                             5,033    54,632    27,918
Tax effect..............    (5,535)  (22,290)  (10,572)
Transfer from (to)
 interest maintenance
 reserve................     6,867   (28,944)  (10,187)
                          --------  --------  --------
Net realized gains......  $  6,365  $  3,398  $  7,159
                          ========  ========  ========
                             Change in Unrealized
                          ----------------------------
                            Year ended December 31
                            1999      1998      1997
                          --------  --------  --------
Bonds...................  $(12,711) $   (836) $  2,498
Preferred stocks........    (2,753)      --        --
Common stocks...........    (3,980)    3,751     1,097
Mortgage loans..........      (147)     (150)      --
Other invested assets...      (626)    1,739        (3)
                          --------  --------  --------
Change in unrealized....  $(20,217) $  4,504  $  3,592
                          ========  ========  ========

Gross unrealized gains and gross unrealized losses on equity securities are as follows:

                                 December 31
                            1999      1998      1997
                          --------  --------  --------
Unrealized gains........  $ 11,369  $ 15,980  $ 10,356
Unrealized losses.......    (5,078)   (3,710)   (3,836)
                          --------  --------  --------
Net unrealized gains....  $  6,291  $ 12,270  $  6,520
                          ========  ========  ========

                           PFL Life Insurance Company

                             (Dollars in thousands)


3. Investments (continued)

During 1999, the Company issued mortgage loans with interest rates ranging from 6.42% to 8.67%. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 84%. Mortgage loans with a carrying value of $248 were non-income producing for the previous twelve months. Accrued interest of $95 related to these mortgage loans was excluded from investment income. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

At December 31, 1999 and 1998, the Company held a mortgage loan loss reserve in the asset valuation reserve of $15,173 and $16,104, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

      Geographic Distribution
                         December 31
                         1999   1998
                         -----  -----
South Atlantic..........    27%    32%
Pacific.................    18     15
E. North Central........    17     16
Middle Atlantic.........    15     10
Mountain................     9     10
W. South Central........     6      6
W. North Central........     4      5
E. South Central........     3      3
New England.............     1      3

      Property Type Distribution
                         December 31
                         1999   1998
                         -----  -----
Office..................    39%    30%
Retail..................    28     35
Industrial..............    18     21
Apartment...............    11     12
Other...................     4      2

At December 31, 1999, the Company had no investments (excluding U. S. Government guaranteed or insured issues) which individually represented more than ten percent of capital and surplus and the asset valuation reserve, collectively.

                           PFL Life Insurance Company

                             (Dollars in thousands)


3. Investments (continued)

The Company utilizes a variety of off-balance sheet financial instruments as part of its efforts to hedge and manage fluctuations in the market value of its investment portfolio attributable to changes in general interest rate levels and to manage duration mismatch of assets and liabilities. These instruments include interest rate swaps and caps. All involve elements of credit and market risks in excess of the amounts recognized in the accompanying financial statements at a given point in time. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e., the cost to replace the contract at current market rates should the counterparty default prior to settlement date). Credit loss exposure resulting from nonperformance by a counterparty for commitments to extend credit is represented by the contractual amounts of the instruments.

At December 31, 1999 and 1998, the Company's outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

                                                                Notional Amount
                                                                 1999     1998
                                                               -------- --------
Derivative securities:
  Interest rate swaps:
    Receive fixed--pay floating............................... $115,000 $100,000
    Receive floating--pay fixed...............................   64,017      --
    Receive floating (uncapped)--pay floating (capped)........   41,617   53,011
    Receive floating (LIBOR--pay floating (S&P)...............   60,000   60,000
  Interest rate cap agreements................................  500,000  500,000

4. Reinsurance

The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

                           PFL Life Insurance Company

                             (Dollars in thousands)


4. Reinsurance (continued)

Reinsurance assumption and cession treaties are transacted primarily with affiliates. Premiums earned reflect the following reinsurance assumed and ceded amounts:

                                                  Year ended December 31
                                             ----------------------------------
                                                1999        1998        1997
                                             ----------  ----------  ----------
   Direct premiums.......................... $1,942,716  $1,533,822  $1,312,446
   Reinsurance assumed......................      2,723       2,366       2,038
   Reinsurance ceded........................   (144,310)   (173,564)   (246,372)
                                             ----------  ----------  ----------
   Net premiums earned...................... $1,801,129  $1,362,624  $1,068,112
                                             ==========  ==========  ==========

The Company received reinsurance recoveries in the amount of $139,138, $173,297 and $183,638 during 1999, 1998 and 1997, respectively. At December 31, 1999 and 1998, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $35,511 and $47,956, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 1999 and 1998 of $1,870,190 and $2,163,905, respectively.

At December 31, 1999, amounts recoverable from unauthorized reinsurers of $39,996 (1998--$55,379) and reserve credits for reinsurance ceded of $48,297 (1998--$49,835) were associated with a single reinsurer and its affiliates. The Company holds collateral under these reinsurance agreements in the form of trust agreements totaling $85,431 at December 31, 1999, that can be drawn on for amounts that remain unpaid for more than 120 days.

5. Income Taxes

For federal income tax purposes, the Company joins in a consolidated tax return filing with certain affiliated companies. Under the terms of a tax-sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income.

                           PFL Life Insurance Company

                             (Dollars in thousands)


5. Income Taxes (continued)

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain from operations before federal income tax expense and net realized capital gains (losses) on investments for the following reasons:

                                                     Year ended December 31
                                                      1999     1998     1997
                                                     -------  -------  -------
   Computed tax at federal statutory rate (35%)..... $27,832  $39,177  $42,775
   IMR amortization.................................  (2,656)  (3,030)  (1,276)
   Tax reserve adjustment...........................   1,390      607    2,004
   Excess tax depreciation..........................    (219)    (223)    (392)
   Deferred acquisition costs-- tax basis...........   5,979   11,827    4,308
   Prior year under (over) accrual .................  (3,492)   1,750   (1,016)
   Dividend received deduction......................  (1,666)  (1,053)    (941)
   Charitable contributions.........................     --       --      (848)
   Other items--net.................................  (1,852)     780   (1,233)
                                                     -------  -------  -------
   Federal income tax expense....................... $25,316  $49,835  $43,381
                                                     =======  =======  =======

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to realized gains (losses) due to the differences in book and tax asset bases at the time certain investments are sold.

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the policyholders' surplus account. No federal income taxes have been provided for in the financial statements on income deferred in the policyholders' surplus account ($20,387 at December 31, 1999). To the extent dividends are paid from the amount accumulated in the policyholders' surplus account, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the policyholders' surplus account become taxable, the tax thereon computed at current rates would amount to approximately $7,135.

In 1999, the Company reached a final settlement with the Internal Revenue Service for 1990 and 1991, resulting in a tax refund of $904 and interest received of $548. These amounts were credited directly to unassigned surplus. The Company also corrected an error in 1999 which related to the 1997 tax-sharing agreement between the Company and various affiliates. This resulted in a credit to unassigned surplus of $1,359.

The Company's federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service through 1992. An examination is underway for years 1993 through 1997.

                           PFL Life Insurance Company

                             (Dollars in thousands)


6. Policy and Contract Attributes

A portion of the Company's policy reserves and other policyholders' funds (including separate account liabilities) relate to liabilities established on a variety of the Company's annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, are summarized as follows:

                                                       December 31
                                                 1999                1998
                                          ------------------- ------------------
                                                      Percent            Percent
                                                        of                 of
                                            Amount     Total    Amount    Total
                                          ----------- ------- ---------- -------
Subject to discretionary withdrawal with
 market value adjustment................  $   114,544     1%  $   82,048     1%
Subject to discretionary withdrawal at
 book value less surrender charge.......      828,490     8      515,778     5
Subject to discretionary withdrawal at
 market value...........................    4,313,445    41    3,211,896    34
Subject to discretionary withdrawal at
 book value (minimal or no charges or
 adjustments)...........................    5,021,762    48    5,519,265    58
Not subject to discretionary withdrawal
 provision..............................      248,444     2      228,030     2
                                          -----------   ---   ----------   ---
                                           10,526,685   100%   9,557,017   100%
Less reinsurance ceded..................    1,863,810          2,124,769
                                          -----------         ----------
Total policy reserves on annuities and
 deposit fund liabilities...............  $ 8,662,875         $7,432,248
                                          ===========         ==========

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

                                                     Year ended December 31
                                                     1999      1998      1997
                                                   --------  --------  --------
Transfers as reported in the summary of
 operations of the separate accounts statement:
  Transfers to separate accounts.................  $486,282  $345,319  $281,095
  Transfers from separate accounts...............  (175,822)  (42,671)   (9,819)
                                                   --------  --------  --------
Net transfers to separate accounts...............   310,460   302,648   271,276
Reconciling adjustments--change in miscellaneous
 income..........................................    (1,153)      191    26,204
                                                   --------  --------  --------
Transfers as reported in the summary of
 operations of the life, accident and health
 annual statement................................  $309,307  $302,839  $297,480
                                                   ========  ========  ========

                           PFL Life Insurance Company

                             (Dollars in thousands)


6. Policy and Contract Attributes (continued)

Reserves on the Company's traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 1999 and 1998, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

                                                       Gross   Loading    Net
                                                      -------  -------  -------
December 31, 1999
Life and annuity:
  Ordinary direct first year business................ $ 2,823  $2,085   $   738
  Ordinary direct renewal business...................  20,950   6,289    14,661
  Group life direct business.........................     638     243       395
  Reinsurance ceded..................................  (1,269)    (16)   (1,253)
                                                      -------  ------   -------
                                                       23,142   8,601    14,541
Accident and health:
  Direct.............................................     138     --        138
  Reinsurance ceded..................................     (23)    --        (23)
                                                      -------  ------   -------
Total accident and health............................     115     --        115
                                                      -------  ------   -------
                                                      $23,257  $8,601   $14,656
                                                      =======  ======   =======
December 31, 1998
Life and annuity:
  Ordinary direct first year business................ $ 3,346  $2,500   $   846
  Ordinary direct renewal business...................  21,435   6,365    15,070
  Group life direct business.........................   1,171     536       635
  Reinsurance ceded..................................  (1,367)    (44)   (1,323)
                                                      -------  ------   -------
                                                       24,585   9,357    15,228
Accident and health:
  Direct.............................................     108     --        108
  Reinsurance ceded..................................     (18)    --        (18)
                                                      -------  ------   -------
Total accident and health............................      90     --         90
                                                      -------  ------   -------
                                                      $24,675  $9,357   $15,318
                                                      =======  ======   =======

At December 31, 1999 and 1998, the Company had insurance in force aggregating $41,720 and $44,233, respectively, in which the gross premiums are less than the net premiums required by the standard valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $871 and $998 to cover these deficiencies at December 31, 1999 and 1998, respectively.

                           PFL Life Insurance Company

                             (Dollars in thousands)

7. Dividend Restrictions

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its parent company. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory capital and surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2000, without the prior approval of insurance regulatory authorities, is $54,203.

The Company paid dividends to its parent of $40,000, $120,000 and $62,000 in 1999, 1998 and 1997, respectively.

8. Retirement and Compensation Plans

The Company's employees participate in a qualified benefit pension plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on the SFAS No. 87 expense as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. Pension expense aggregated $408, $380 and $422 for the years ended December 31, 1999, 1998 and 1997, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements, are participants of the plan. Participants may elect to contribute up to fifteen percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Expense related to this plan was $267, $233 and $226 for the years ended December 31, 1999, 1998 and 1997, respectively.

                           PFL Life Insurance Company

                             (Dollars in thousands)


8. Retirement and Compensation Plans (continued)

AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. AEGON also sponsors an employee stock option plan for individuals employed at least three years and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $28, $62 and $62 for the years ended December 31, 1999, 1998 and 1997, respectively.

9. Related Party Transactions

The Company shares certain offices, employees and general expenses with affiliated companies.

The Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 1999, 1998 and 1997, the Company paid $19,983, $18,706 and $18,705, respectively, for these services, which approximates their costs to the affiliates.

Payables to affiliates bear interest at the thirty-day commercial paper rate of 5.7% at December 31, 1999. During 1999, 1998 and 1997, the Company paid net interest of $1,994, $1,491 and $1,188, respectively, to affiliates.

During 1997, the Company received a capital contribution of $153 in cash from its parent.

At December 31, 1999 and 1998, the Company has short-term notes payable to an affiliate of $144,500 and $9,421, respectively. Interest on these notes accrues at rates ranging from 4.85% to 5.90% at December 31, 1999 and 5.13% to 5.52% at December 31, 1998.

                           PFL Life Insurance Company

                             (Dollars in thousands)


9. Related Party Transactions (continued)

During 1998, the Company issued life insurance policies to certain affiliated companies, covering the lives of certain employees of those affiliates. Premiums of $174,000 related to these policies were recognized during the year, and aggregate reserves for policies and contracts are $190,299 and $181,720 at December 31, 1999 and 1998, respectively.

10. Commitments and Contingencies

The Company has issued Trust (synthetic) GIC contracts to plan sponsors totaling $374,124 at December 31, 1999, pursuant to terms under which the plan sponsor retains ownership of the assets related to these contracts. The Company guarantees benefit responsiveness in the event that plan benefit requests and other contractual commitments exceed plan cash flows. The plan sponsor agrees to reimburse the Company for such benefit payments with interest, either at a fixed or floating rate, from future plan and asset cash flows. In return for this guarantee, the Company receives a premium which varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow matching. The assets relating to such contracts are not recognized in the Company's statutory-basis financial statements.

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion, after consultation with counsel and a review of available facts, that damages arising from such demands will not be material to the Company's financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. The Company has established a reserve of $19,662 and $17,901 and an offsetting premium tax benefit of $7,429 and $7,631 at December 31, 1999 and 1998, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (benefit) was $1,994, $1,985 and $(975) for the years ended December 31, 1999, 1998 and 1997, respectively.

                           PFL Life Insurance Company

                       Summary of Investments--Other than
                         Investments in Related Parties

                             (Dollars in thousands)
                               December 31, 1999

SCHEDULE I

                                                                Amount at Which
                                                       Market    Shown in the
            Type of Investment              Cost(1)     Value    Balance Sheet
            ------------------             ---------- --------- ---------------
Fixed maturities
Bonds:
  United States Government and government
   agencies and authorities............... $  195,119 $ 189,752   $  195,119
  States, municipalities and political
   subdivisions...........................    545,562   535,945      545,562
  Foreign governments.....................    134,584   138,767      134,584
  Public utilities........................    219,791   214,162      219,791
  All other corporate bonds...............  3,797,100 3,678,699    3,797,100
Redeemable preferred stock................     17,074    15,437       17,074
                                           ---------- ---------   ----------
Total fixed maturities....................  4,909,230 4,772,762    4,909,230
Equity securities
Common stocks:
  Banks, trust and insurance..............      2,676     2,809        2,809
  Industrial, miscellaneous and all
   other..................................     59,137    68,849       68,849
                                           ---------- ---------   ----------
Total equity securities...................     61,813    71,658       71,658
Mortgage loans on real estate.............  1,339,202              1,339,202
Real estate...............................     41,536                 41,536
Real estate acquired in satisfaction of
 debt.....................................     16,336                 16,336
Policy loans..............................     59,871                 59,871
Other long-term investments...............    123,722                123,722
Cash and short-term investments...........     53,695                 53,695
                                           ----------             ----------
Total investments......................... $6,605,405             $6,615,250
                                           ==========             ==========

(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

                           PFL Life Insurance Company

                      Supplementary Insurance Information
                             (Dollars in thousands)

SCHEDULE III

                                                   Future
                                                   Policy              Policy
                                                  Benefits               and
                                                    and     Unearned  Contract
                                                  Expenses  Premiums Liabilities
                                                 ---------- -------- -----------
Year ended December 31, 1999
Individual life................................. $1,550,188 $   --     $ 8,607
Individual health...............................    133,214  10,311     10,452
Group life and health...........................    105,035   8,604     27,088
Annuity.........................................  4,036,751     --         --
                                                 ---------- -------    -------
                                                 $5,825,188 $18,915    $46,147
                                                 ========== =======    =======
Year ended December 31, 1998
Individual life................................. $1,355,283 $   --     $ 8,976
Individual health...............................     94,294   9,631     12,123
Group life and health...........................     93,405  10,298     36,908
Annuity.........................................  3,925,293     --         --
                                                 ---------- -------    -------
                                                 $5,468,275 $19,929    $58,007
                                                 ========== =======    =======
Year ended December 31, 1997
Individual life................................. $  882,003 $   --     $ 8,550
Individual health...............................     62,033   9,207     12,821
Group life and health...........................     88,211  11,892     44,977
Annuity.........................................  4,204,125     --         --
                                                 ---------- -------    -------
                                                 $5,236,372 $21,099    $66,348
                                                 ========== =======    =======

                           PFL Life Insurance Company

                      Supplementary Insurance Information
                             (Dollars in thousands)

SCHEDULE III

                                                 Benefits,
                                                   Claims
                                         Net     Losses and   Other
                            Premium   Investment Settlement Operating Premiums
                            Revenue    Income*    Expenses  Expenses* Written
                           ---------- ---------- ---------- --------- --------
Year ended December 31,
 1999
Individual life........... $  226,456  $104,029  $  274,730 $141,030  $    --
Individual health.........     77,985    10,036      58,649   35,329    77,716
Group life and health.....     83,639    10,422      61,143   38,075    81,918
Annuity...................  1,413,049   313,062   1,303,537  278,995       --
                           ----------  --------  ---------- --------
                           $1,801,129  $437,549  $1,698,059 $493,429
                           ==========  ========  ========== ========
Year ended December 31,
 1998
Individual life........... $  514,194  $ 85,258  $  545,720 $ 87,455  $    --
Individual health.........     68,963     8,004      48,144   30,442    68,745
Group life and health.....    111,547    11,426      82,690   54,352   108,769
Annuity...................    667,920   342,296     592,085  298,222       --
                           ----------  --------  ---------- --------
                           $1,362,624  $446,984  $1,268,639 $470,471
                           ==========  ========  ========== ========
Year ended December 31,
 1997
Individual life........... $  200,175  $ 75,914  $  211,921 $ 36,185  $    --
Individual health.........     63,548     5,934      37,706   29,216    63,383
Group life and health.....    146,694    11,888     103,581   91,568   143,580
Annuity...................    657,695   352,688     571,434  364,216       --
                           ----------  --------  ---------- --------
                           $1,068,112  $446,424  $  924,642 $521,185
                           ==========  ========  ========== ========

--------
* Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

                           PFL Life Insurance Company

                                  Reinsurance
                             (Dollars in thousands)

SCHEDULE IV

                                                Assumed             Percentage
                                    Ceded to     From               of Amount
                           Gross      Other      Other      Net      Assumed
                           Amount   Companies  Companies   Amount     to Net
                         ---------- ---------  --------- ---------- ----------
Year ended December 31,
 1999
Life insurance in
 force.................. $6,538,901 $(500,192) $415,910  $6,454,619    6.4%
                         ========== =========  ========  ==========    ===
Premiums:
  Individual life....... $  227,363 $   3,967  $  2,723  $  226,119    1.2%
  Individual health.....     83,489     5,504       --       77,985    --
  Group life and
   health...............    205,752   122,113       --       83,639    --
  Annuity...............  1,426,112    12,726       --    1,413,386    --
                         ---------- ---------  --------  ----------    ---
                         $1,942,716 $ 144,310  $  2,723  $1,801,129    0.2%
                         ========== =========  ========  ==========    ===
Year ended December 31,
 1998
Life insurance in
 force.................. $6,384,095 $ 438,590  $ 39,116  $5,984,621     .6%
                         ========== =========  ========  ==========    ===
Premiums:
  Individual life....... $  515,164 $   3,692  $  2,366  $  513,838     .5%
  Individual health.....     76,438     7,475       --       68,963    --
  Group life and
   health...............    255,848   144,301       --      111,547    --
  Annuity...............    686,372    18,096       --      668,276    --
                         ---------- ---------  --------  ----------    ---
                         $1,533,822 $ 173,564  $  2,366  $1,362,624     .2%
                         ========== =========  ========  ==========    ===
Year ended December 31,
 1997
Life insurance in
 force.................. $5,025,027 $ 420,519  $ 35,486  $4,639,994     .8%
                         ========== =========  ========  ==========    ===
Premiums:
  Individual life....... $  201,691 $   3,554  $  2,038  $  200,175    1.0%
  Individual health.....     73,593    10,045       --       63,548    --
  Group life and
   health...............    339,269   192,575       --      146,694    --
  Annuity...............    697,893    40,198       --      657,695    --
                         ---------- ---------  --------  ----------    ---
                         $1,312,446 $ 246,372  $  2,038  $1,068,112     .2%
                         ========== =========  ========  ==========    ===

                                    PART II.
                               OTHER INFORMATION


                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                REPRESENTATION PURSUANT TO SECTION 26(e) (2) (A)

     PFL Life Insurance Company ("PFL Life") hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by PFL Life.

                              RULE 484 UNDERTAKING

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

     The facing sheet
     The Prospectus, consisting of 46 pages
     The undertaking to file reports
     Representation Pursuant to Section 26(e) (2) (A)
     The statement with respect to indemnification
     The Rule 484 undertaking
     The signatures

Written consent of the following persons:

     (a)  Richard R. Greer, Actuary
     (b)  Frank A. Camp, Esq.
     (c)  Sutherland Asbill & Brennan LLP
     (d)  Ernst & Young LLP

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:
     A. (1) Resolutions of the Board of Directors of PFL Life establishing the Separate Account (4)
         (2)  Not Applicable
         (3)  Distribution of Policies:
               (a) Form of Principal Underwriting Agreement (8)
               (b) Form of Broker-Dealer Supervision and Sales Agreement by and
                   between AFSG Securities Corporation and the Broker-Dealer (3)
         (4)  Not Applicable
         (5)  Specimen Flexible Premium Variable Life Insurance Policy (7)
         (6)   (a) Certificate of Incorporation of PFL Life (1)
               (b) By-Laws of PFL Life (1)
         (7)  Not Applicable
         (8)  Participation Agreements:
               (a) Among MFS Variable Insurance Trust, PFL Life and
                   Massachusetts Financial Services Company (4)
                    (i) Amendment dated November 27, 1998 to Participation Agreement among MFS Variable Insurance Trust, PFL Life and Massachusetts Financial Services Company (6)
                    (ii) Amendment dated August 1, 1999 to Participation Agreement among MFS Variable Insurance Trust, PFL Life and Massachusetts Financial Services Company (8)
                    (iii) Amendment dated September 22, 2000 to Participation
                          Agreement among MFS Variable Insurance Trust, PFL Life and Massachusetts Financial Services Company (12)
               (b) Among PFL Life and Dreyfus Variable Investment Fund (5)
                    (i) Amendment to Participation Agreement Among PFL Life and Dreyfus Variable Investment Fund (4)
                    (ii) Amendment dated November 27, 1998 to Participation Agreement among PFL Life and Dreyfus Variable Investment Fund (6)
               (c) Among WRL Series Fund, Inc., PFL Life and AUSA Life Insurance
                   Company, Inc. and amendments thereto (2)
                    (i) Amendment dated November 27, 1998 to Participation Agreement among WRL Series Fund, Inc., PFL Life and AUSA Life Insurance Company, Inc. (6)
                    (ii) Amendment dated August 1, 1999 to Participation Agreement among WRL Series Fund, Inc., PFL Life and AUSA Life Insurance Company, Inc. (8)
                    (iii) Amendment No. 13 dated April 17, 2000 to the
                          Participation Agreement among WRL Series Fund, Inc., PFL Life, AUSA Life Insurance company, Inc., and Peoples Benefit Life Insurance Company. (10)
                    (iv) Amendment No. 16 dated December 1, 2000 to the Participation Agreement among WRL Series Fund, Inc., PFL Life, AUSA Life Insurance Company, Inc.
                          and Peoples Benefit Life Insurance Company. (12)
               (d) Among Advantus Series Fund, Inc., Advantus Capital
                   Management, Inc., and PFL Life Insurance Company (11)

               (e) Among Warburg, Pincus Trust; Credit Suisse Asset Management,
                   LLC; Credit Suisse Asset Management Securities, Inc. and PFL Life Insurance Company (12)
          (9)  Not Applicable
          (10) Application for Flexible Premium Variable Life Insurance
               Policy (7)
          (11) Memorandum describing issuance, transfer and redemption procedures (8)

2.  See Exhibit 1.A.

3.  Opinion of Counsel as to the legality of the securities being registered
    (12)

4. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I

5.  Not Applicable

6. Opinion and consent of Richard R. Greer as to actuarial matters pertaining to the securities being registered (12)

7.  Consent of Frank A. Camp, Esq. (12)

8.  Consent of Sutherland Asbill & Brennan LLP (12)

9.  Consent of Ernst & Young LLP (12)

10. Powers of Attorney (7)
    Power of Attorney - L. Norman, President (11)
    Power of Attorney - Bart Herbert, Jr. (11)

__________________
(1) This exhibit was previously filed on Pre-Effective Amendment No. 2 to the Registration Statement on Form N-3 (File No. 333-36297) filed on
     February 27, 1998 and is hereby incorporated by reference.
(2) This exhibit was previously filed on Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-26209) filed on
     April 29, 1998 and is hereby incorporated by reference.
(3) This exhibit was previously filed on Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (File 333-07509) filed on April 30, 1998 and is hereby incorporated by reference.
(4) This exhibit was previously filed on the Initial Registration Statement on Form S-6 (File 333-68087) filed on November 30, 1998 and is hereby incorporated by reference.
(5) This exhibit was previously filed on the Initial Registration Statement on Form N-4 (File 333-26209) filed on April 30, 1997 and is hereby incorporated by reference.
(6) This exhibit was previously filed on Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File 333-68087) filed June 8, 1999 and is incorporated by reference.
(7) This exhibit was previously filed on the Initial Registration Statement on Form S-6 (File 333-86231) filed August 31, 1999 and is incorporated by reference.
(8) This exhibit was previously filed on Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File 333-86231) filed on December 29, 1999 and is incorporated by reference.
(9) This exhibit was previously filed on Pre-Effective Amendment No. 2 to the Registration Statement on Form S-6 (File 333-86231) filed on January 20, 2000.

(10) This exhibit was previously filed on Post-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-86231) filed on April 28, 2000.
(11) This exhibit was previously filed on the Initial Registration Statement on Form S-6 (File No. 333-47644) filed October 10, 2000.
(12) Filed herewith.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Legacy Builder Variable Life Separate Account, has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Cedar Rapids, Iowa, on 20th day of December, 2000.

(Seal)                        LEGACY BUILDER VARIABLE LIFE
                              SEPARATE ACCOUNT

                              PFL LIFE INSURANCE COMPANY
                              Depositor

                              LARRY N. NORMAN*
                              --------------------------
                              Larry N. Norman, President

     Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                               TITLE                DATE
                       ---------------------  -----------------

PATRICK S. BAIRD*      Director               December 20, 2000
---------------------
Patrick S. Baird

CRAIG D. VERMIE*       Director               December 20, 2000
---------------------
Craig D. Vermie

BART HERBERT, JR. *    Director               December 20, 2000
---------------------
Bart Herbert, Jr.

LARRY N. NORMAN*       Director (Principal    December 20, 2000
---------------------  Executive Officer)
Larry N. Norman

DOUGLAS C. KOLSRUD*    Director               December 20, 2000
---------------------
Douglas C. Kolsrud

ROBERT J. KONTZ*       Corporate Controller   December 20, 2000
---------------------
Robert J. Kontz

BRENDA K. CLANCY*      Treasurer (Principal   December 20, 2000
---------------------  Accounting Officer)
Brenda K. Clancy


*  /s/ Craig D. Vermie
   -------------------
       Craig D. Vermie
       Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT NO.        DESCRIPTION OF EXHIBIT
-----------        ----------------------

1.A.(8)(a)(iii)    Amendment to Participation Agreement Among MFS Variable
                   Insurance Trust, PFL Life Insurance Company and MFS Variable
                   Financial Services Company

1.A.(8)(c)(iv)     Amendment No. 16 to Participation Agreement among WRL Series
                   Fund, Inc., PFL Life Insurance Company, AUSA Life Insurance
                   Company, Inc. and Peoples Benefit Life Insurance Company

1.A.(8)(e)         Participation Agreement Among Warburg, Pincus Trust; Credit
                   Suisse Asset Management, LLC; Credit Suisse Asset Management
                   Securities, Inc. and PFL Life Insurance Company

3 Opinion of Counsel as to the Legality of the Securities being Registered

6 Opinion and Consent of Richard R. Greer as to actuarial matters

7                  Consent of Frank A. Camp, Esq.

8                  Consent of Sutherland Asbill & Brennan LLP

9                  Consent of Ernst & Young LLP